United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Interim Financial Statements

September 30, 2019

IFRS in US$

Vale S.A. Interim Financial Statements

Report of Independent Registered Public Accounting Firm

To the stockholders and Board of Directors of Vale S.A.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the “Company”) as of September 30, 2019, the related consolidated income statement, statement of comprehensive income and statement of cash flows for the three and nine-month periods ended September 30, 2019, and the related consolidated statement of changes in equity for the nine-month period ended September 30, 2019, including the related notes (collectively referred to as the “interim financial statements”). Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Brumadinho’s dam failure

We draw attention to Note 3 to the interim financial statements that describes the actions taken by the Company and the impacts on the interim financial statements as a consequence of the Brumadinho’s Dam failure. As disclosed by Management, the Company has incurred costs and recorded provisions based on its best estimates and assumptions. Given the nature and uncertainties inherent in this type of event, the amounts recognized and/or disclosed will be reassessed by the Company and may be adjusted significantly in future periods, as new facts and circumstances become known. Our conclusion is not qualified in relation to this matter.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, RJ, Brazil

October 24, 2019

PricewaterhouseCoopers Auditores Independentes, Rua do Russel 804, Edifício Manchete, 6º e 7º andares, Rio de Janeiro, RJ, Brasil 22210-907, T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2019	2018	2019	2018
Continuing operations
Net operating revenue	4(c)	10,217	9,543	27,606	26,762
Cost of goods sold and services rendered	5(a)	(5,681)	(5,756)	(15,555)	(16,357)
Gross profit		4,536	3,787	12,051	10,405

Operating expenses
Selling and administrative expenses	5(b)	(128)	(136)	(348)	(382)
Research and evaluation expenses		(124)	(87)	(285)	(248)
Pre-operating and operational stoppage	3(d)	(290)	(60)	(839)	(205)
Brumadinho event	3	(225)	—	(6,261)	—
Other operating expenses, net	5(c)	(122)	(61)	(241)	(295)
		(889)	(344)	(7,974)	(1,130)
Impairment and disposals of non-current assets	3	(30)	(172)	(343)	(185)
Operating income		3,617	3,271	3,734	9,090

Financial income	6	132	111	351	310
Financial expenses	6	(1,084)	(367)	(2,643)	(1,795)
Other financial items, net	6	(187)	(1,007)	(281)	(3,457)
Equity results and other results in associates and joint ventures	13 and 17	132	12	(527)	(287)
Income before income taxes		2,610	2,020	634	3,861

Income taxes	7
Current tax		(858)	77	(1,471)	(143)
Deferred tax		(119)	(724)	653	(561)
		(977)	(647)	(818)	(704)

Net income (loss) from continuing operations		1,633	1,373	(184)	3,157
Loss attributable to noncontrolling interests		(21)	(35)	(63)	(9)
Net income (loss) from continuing operations attributable to Vale’s stockholders		1,654	1,408	(121)	3,166

Discontinued operations
Loss from discontinued operations		—	—	—	(92)
Loss from discontinued operations attributable to Vale’s stockholders		—	—	—	(92)

Net income (loss)		1,633	1,373	(184)	3,065
Loss attributable to noncontrolling interests		(21)	(35)	(63)	(9)
Net income (loss) attributable to Vale’s stockholders		1,654	1,408	(121)	3,074

Earnings (loss) per share attributable to Vale’s stockholders:
Basic and diluted earnings (loss) per share:	8
Common share (US$)		0.32	0.27	(0.02)	0.59

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Net income (loss)	1,633	1,373	(184)	3,065
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Translation adjustments	(4,173)	(1,521)	(3,675)	(8,069)
Retirement benefit obligations	(70)	34	(212)	32
Fair value adjustment to investment in equity securities	(108)	170	(201)	212
Transfer to reserve	—	—	—	(16)
Total items that will not be subsequently reclassified to income statement, net of tax	(4,351)	(1,317)	(4,088)	(7,841)

Items that may be subsequently reclassified to income statement
Translation adjustments	2,225	1,323	2,295	5,218
Net investments hedge (note 20c)	(154)	(81)	(130)	(646)
Cash flow hedge	(1)	—	(1)
Transfer of realized results to net income	—	—	—	(78)
Total of items that may be subsequently reclassified to income statement, net of tax	2,070	1,242	2,164	4,494
Total comprehensive income (loss)	(648)	1,298	(2,108)	(282)

Comprehensive income (loss) attributable to noncontrolling interests	(73)	(80)	(108)	(150)
Comprehensive income (loss) attributable to Vale’s stockholders	(575)	1,378	(2,000)	(132)
From continuing operations	(575)	1,378	(2,000)	(124)
From discontinued operations	—	—	—	(8)
	(575)	1,378	(2,000)	(132)

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Cash Flows

In millions of United States dollars

	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Cash flow from operating activities:
Income before income taxes from continuing operations	2,610	2,020	634	3,861
Adjusted for:
Equity results and other results in associates and joint ventures	(132)	(12)	527	287
Impairment and disposal of non-current assets	30	172	343	185
Depreciation, amortization and depletion	927	849	2,694	2,583
Financial results, net	1,139	1,263	2,573	4,942
Changes in assets and liabilities:
Accounts receivable	523	(149)	271	69
Inventories	(69)	(200)	(301)	(406)
Suppliers and contractors (i)	412	336	743	(41)
Provision - Payroll, related charges and other remunerations	187	200	(107)	(166)
Proceeds from cobalt stream transaction	—	—	—	690
Liabilities related to Brumadinho (note 3)	(346)	—	3,146	—
De-characterization of the upstream dams (note 3)	(40)	—	1,898	—
Other assets and liabilities, net	(113)	10	(595)	(535)
	5,128	4,489	11,826	11,469
Interest on loans and borrowings paid (ii) (note 16)	(467)	(248)	(950)	(903)
Derivatives received (paid), net	(88)	(22)	(209)	(35)
Interest on participative stockholders’ debentures paid	—	—	(90)	(72)
Income taxes (including settlement program)	(493)	(324)	(1,342)	(848)
Net cash provided by operating activities from continuing operations	4,080	3,895	9,235	9,611

Cash flow from investing activities:
Capital expenditures	(891)	(123)	(2,232)	(2,287)
Additions to investments	(74)	(569)	(75)	(23)
Acquisition of subsidiary, net of cash (note 12)	(417)	—	(913)	—
Proceeds from disposal of assets and investments	20	116	124	1,476
Dividends received from associates and joint ventures	—	7	193	153
Judicial deposits and restricted (release) cash (note 3)	1,773	—	(1,593)	—
Other investments activities, net (iii)	(929)	(132)	(1,081)	2,383
Net cash provided by (used in) investing activities from continuing operations	(518)	(701)	(5,577)	1,702

Cash flow from financing activities:
Loans and borrowings from third-parties (note 16)	1,000	211	3,142	976
Payments of loans and borrowings from third-parties (note 16)	(1,694)	(1,169)	(3,546)	(6,045)
Payments of leasing	(53)	—	(131)	—
Dividends and interest on capital paid to stockholders	—	(1,876)	—	(3,313)
Dividends and interest on capital paid to noncontrolling interest	(104)	(82)	(181)	(179)
Share buyback program	—	(489)	—	(489)
Transactions with noncontrolling stockholders	—	—	—	(17)
Net cash used in financing activities from continuing operations	(851)	(3,405)	(716)	(9,067)

Net cash used in discontinued operations	—	—	—	(46)

Increase (decrease) in cash and cash equivalents	2,711	(210)	2,942	2,201
Cash and cash equivalents in the beginning of the period	6,048	6,369	5,784	4,328
Effect of exchange rate changes on cash and cash equivalents	(200)	(59)	(167)	(312)
Effects of disposals of subsidiaries and merger, net of cash and cash equivalents	—	—	—	(117)
Cash and cash equivalents at end of the period	8,559	6,100	8,559	6,100

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	34	50	111	154

(i) Includes variable lease payments.

(ii) Includes interest with cash tender offer repurchased in the amount of US$246.

(iii) Includes loans and advances from/to related parties and US$901 related to short-term investment (LFTs) for the three and nine-month period ended September 2019. For the nine-month period ended September 30, 2018, includes proceeds received from Nacala project finance (note 25b) in the amount of US$2,572.

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents		8,559	5,784
Short-term investments	16	906	32
Accounts receivable	9	2,297	2,648
Other financial assets	11	412	403
Inventories	10	4,629	4,443
Prepaid income taxes		559	543
Recoverable taxes		642	883
Others		482	556
		18,486	15,292

Non-current assets
Judicial deposits	22(c)	3,044	1,716
Other financial assets	11	2,895	3,144
Prepaid income taxes		591	544
Recoverable taxes		514	751
Deferred income taxes	7(a)	7,786	6,908
Others		405	263
		15,235	13,326

Investments in associates and joint ventures	13	2,998	3,225
Intangibles	14	8,308	7,962
Property, plant and equipment	15	48,869	48,385
		75,410	72,898
Total assets		93,896	88,190

Liabilities
Current liabilities
Suppliers and contractors		4,251	3,512
Loans and borrowings	16	1,332	1,003
Leases	2(c)	236	—
Other financial liabilities	11	1,016	1,604
Taxes payable		1,066	428
Settlement program (“REFIS”)	7(c)	414	432
Liabilities related to associates and joint ventures	17	450	289
Provisions	21	1,019	1,363
Liabilities related to Brumadinho	3	2,085	—
De-characterization of dams	3	451	—
Others		1,110	480
		13,430	9,111
Non-current liabilities
Loans and borrowings	16	13,454	14,463
Leases	2(c)	1,575	—
Other financial liabilities	11	3,571	2,711
Settlement program (“REFIS”)	7(c)	3,441	3,917
Deferred income taxes	7(a)	1,758	1,532
Provisions	21	8,043	7,095
Liabilities related to Brumadinho	3	846	—
De-characterization of dams	3	1,387	—
Liabilities related to associates and joint ventures	17	1,107	832
Deferred revenue - Gold stream		1,386	1,603
Others		1,217	2,094
		37,785	34,247
Total liabilities		51,215	43,358

Stockholders’ equity	24
Equity attributable to Vale’s stockholders		42,007	43,985
Equity attributable to noncontrolling interests		674	847
Total stockholders’ equity		42,681	44,832
Total liabilities and stockholders’ equity		93,896	88,190

The accompanying notes are an integral part of these interim financial statements.

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Share capital	Results on conversion of shares	Capital reserve	Net ownership changes in subsidiaries	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Accumulated deficit	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders’ equity
Balance at December 31, 2018	61,614	(152)	1,139	(970)	10,968	(2,477)	(1,033)	(25,104)	—	43,985	847	44,832
Loss	—	—	—	—	—	—	—	—	(121)	(121)	(63)	(184)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(212)	—	—	(212)	—	(212)
Cash flow hedge	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)
Net investments hedge (note 20c)	—	—	—	—	—	—	—	(130)	—	(130)	—	(130)
Fair value adjustment to investment in equity securities	—	—	—	—	—	—	(201)	—	—	(201)	—	(201)
Translation adjustments	—	—	—	—	(762)	—	21	(594)	—	(1,335)	(45)	(1,380)
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(85)	(85)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	—	20	20
Assignment and transfer of shares (note 24)	—	—	—	—	—	22	—	—	—	22	—	22
Balance at September 30, 2019	61,614	(152)	1,139	(970)	10,206	(2,455)	(1,426)	(25,828)	(121)	42,007	674	42,681

	Share capital	Results on conversion of shares	Capital reserve	Net ownership changes in subsidiaries	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders’ equity
Balance at December 31, 2017	61,614	(152)	1,139	(954)	7,419	(1,477)	(1,183)	(22,948)	—	43,458	1,314	44,772
Net income (loss)	—	—	—	—	—	—	—	—	3,074	3,074	(9)	3,065
Other comprehensive income:
Retirement benefit obligations	—	—	—	(16)	—	—	32	—	—	16	—	16
Net investments hedge (note 20c)	—	—	—	—	—	—	—	(646)	—	(646)	—	(646)
Fair value adjustment to investment in equity securities	—	—	—	—	—	—	212	—	—	212	—	212
Translation adjustments	—	—	—	—	(1,289)	—	58	(1,557)	—	(2,788)	(141)	(2,929)
Transactions with stockholders:
Dividends and interest on capital of Vale’s stockholders	—	—	—	—	—	—	—	—	(2,054)	(2,054)	—	(2,054)
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(83)	(83)
Acquisitions and disposal of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(227)	(227)
Capitalization of noncontrolling interest advances	—	—	—	—	—		—	—	—	—	4	4
Share buyback program	—	—	—	—	—	(489)	—	—	—	(489)	—	(489)
Balance at September 30, 2018	61,614	(152)	1,139	(970)	6,130	(1,966)	(881)	(25,151)	1,020	40,783	858	41,641

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1.         Corporate information

Vale S.A. and its direct and indirect subsidiaries (“Vale” or the “Company”) are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo — B3 S.A. (VALE3), New York - NYSE (VALE), Paris - NYSE Euronext (VALE3) and Madrid — LATIBEX (XVALO).

2.         Basis of preparation of the interim financial statements

a)   Statement of compliance

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

b)   Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions that occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2018. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements, except for the critical judgements and estimates made in determining the financial impacts arising from the Brumadinho dam failure, as described in note 3, and the new accounting policy related to the application of IFRS 16 Leases, which has been adopted by the Company since January 1, 2019 and is described in note 2(c).

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in United States dollars (“US$”) as the Company believes that this is the relevant currency used by international investors.

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended		Nine-month period ended
	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
US Dollar (“US$”)	4.1644	3.8748	3.9684	3.9505	3.8887	3.6055
Canadian dollar (“CAD”)	3.1451	2.8451	3.0051	3.0232	2.9258	2.7973
Euro (“EUR” or “€”)	4.5425	4.4390	4.4123	4.5950	4.3679	4.2969

The issue of these interim financial statements was authorized by the Executive Board on October 24, 2019.

c) Changes in significant accounting policies

• IFRIC 23 Uncertainty over income tax treatments — IFRIC 23 became effective for annual periods beginning on or after January 1, 2019 and clarifies the measurement and recognition requirements of IAS 12 Income taxes. The Company has assessed these requirements brought by the new interpretation and concluded there is no significant impact on its interim financial statements.

• IFRS 16 Leases — The Company has applied IFRS 16 from January 1, 2019, the date of initial application, using the modified retrospective approach. Accordingly, the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. As a result of the IFRS 16 adoption, the Company has changed its accounting policy for lease contracts and the details of these changes are summarized below.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The ferrous minerals produced in Brazil are mainly shipped to Asia. The Company has leased the Ponta da Madeira and Itaguaí maritime terminals in Brazil, that are primarily for the delivery of iron ore and iron ore pellets to bulk carrier vessels. The remaining lease terms are, respectively, 4 and 7 years for the ports in Brazil. Vale also has a lease agreement for a maritime terminal in Oman, which is used to deliver iron ore pellets produced in that location. The remaining lease term is 24 years for the port in Oman.

Some of the delivery of iron ore from Brazil to the Asian clients are made through five time charter agreements, which have 11 years remaining lease term on average. As part of the ferrous minerals segment, the Company also has long-term agreements for the exploration and processing of iron ore with its joint ventures, such as the agreements to lease the pelletizing plants in Brazil.

In addition, the Company leases an oxygen plant dedicated to the base metals operation, as part of its nickel operation run in Canada. The remaining period of this lease agreement is 11 years.

The Company also has a long-term contract related to the right of use of certain locomotives dedicated to the transportation of coal in Mozambique. This agreement has a remaining lease term of 7 years.

Vale has leased properties for its operational facilities and commercial and administrative offices in the various locations where the Company conducts its business.

Until December 31, 2018, these lease arrangements were classified as operating leases and were not recognized in the Company’s statement of financial position. The contractual payments were recognized in the income statement on a straight-line basis over the term of the lease.

As at January 1, 2019, these lease agreements were recognized in the statement of financial position and were measured discounting the remaining minimum contractual payments at the present value, using the Company’s incremental borrowing rate ranging from 3% to 6%, depending on the remaining lease term. The Company used the following practical expedients when applying IFRS 16:

•                  Applied a single discount rate to a portfolio of leases with similar characteristics;

•                  Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and leases of low-value assets. The payments associated to these leases will be recognized as an expense on a straight-line basis over the lease term; and

•                  Used hindsight when determining the lease term, to determine if the contract contains options to extend or terminate the lease.

Following are the lease liabilities under IFRS 16 reconciled to the disclosed operating lease commitments under IAS 17 at December 31, 2018:

	Lease commitments disclosed on December 31, 2018	Contracts scoped out	Present value adjustment	Lease liability recognized on January 1, 2019
Ports	1,131	—	(364)	767
Vessels	769	(1)	(164)	604
Pellets plants	218	(15)	(52)	151
Properties	162	(1)	(24)	137
Energy plants	94	—	(29)	65
Locomotives	68	(7)	(16)	45
Mining equipment	55	(18)	(5)	32
Total	2,497	(42)	(654)	1,801

The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the three and nine-month periods ended September 30, 2019 were US$184 and US$492, respectively. The interest accretion recognized in the income statement is disclosed in note 6.

The lease liability is presented on the statement of financial position as “Leases” and the accounting policy related to leases is disclosed in note 15.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Changes in the recognized right-of-use assets and leases liabilities are as follows:

	Assets
	January 1, 2019	Additions and contract modifications (i)	Depreciation	Translation adjustment	September 30, 2019
Ports	767	2	(30)	(10)	729
Vessels	605	4	(37)	—	572
Pellets plants	151	63	(26)	(17)	171
Properties	137	36	(20)	(11)	142
Energy plants	64	2	(5)	1	62
Locomotives	45	—	(4)	—	41
Mining equipment	32	2	(10)	3	27
Total	1,801	109	(132)	(34)	1,744

	Liabilities
	January 1, 2019	Additions and contract modifications (i)	Payments	Interest	Translation adjustment	September 30, 2019
Ports	767	2	(35)	23	(11)	746
Vessels	605	4	(54)	17	—	572
Pellets plants	151	63	(7)	5	(15)	197
Properties	137	40	(18)	6	1	166
Energy plants	64	2	(5)	3	1	65
Locomotives	45	—	(5)	2	—	42
Mining equipment	32	2	(7)	1	(5)	23
Total	1,801	113	(131)	57	(29)	1,811

(i) Additions mainly relates to new administrative offices lease and to renewal of the contract with Nibrasco, a pelletizing plant, which expires in December 2022.

Following is the lease liability maturity, presented by contract nature, in place as at September 30, 2019:

	2019	2020	2021	2022	2023 onwards	Total
Ports	22	30	31	33	630	746
Vessels	17	43	41	42	429	572
Pellets plants	32	27	24	25	89	197
Properties	27	29	27	15	68	166
Energy plants	2	4	4	4	51	65
Locomotives	2	5	5	5	25	42
Mining equipment	3	8	5	5	2	23
Total	105	146	137	129	1,294	1,811

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

3.         Brumadinho dam failure

On January 25, 2019, a failure has been experienced in the Dam I of the Córrego do Feijão mine, which belongs to the Paraopeba Complex in the Southern System, located in Brumadinho, Minas Gerais, Brazil (“Brumadinho dam”). This dam, built under the upstream method, was inactive since 2016 (that is, without additional tailings disposal) and there was no other operational activity in the structure.

Under the upstream method, a dam is raised by building successive layers (“lifts”) above the tailings accumulated in the reservoir. There are two other raising methods, the ‘‘downstream’’ method and the ‘‘centerline’’ method. Each of these methods presents a different risk profile.

Due to the Brumadinho dam failure (“event”), 270 people lost their lives or are missing. Around 11.7 million metric tons of iron ore waste were contained in the Brumadinho dam and it is not yet known the exact volume of iron ore waste that was released due to the dam failure. The tailings released have caused an impact of around 315 km in extension, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The Paraopeba river and its ecosystems have also been impacted by the event.

The Company has been taking the necessary actions to support the victims and to mitigate and recover the social and environmental damages resulting from the dam failure. Vale has provided support in multiple ways, aiming to ensure the humanitarian assistance to those affected by the dam failure.

The Company established three Extraordinary Independent Consulting Committees to support the Board of Directors. All members of these committees are independent and unrelated to management or to the Company’s operations, to ensure that the initiatives and actions are unbiased. Following are the committees:

a)                 The Extraordinary Independent Consulting Committee for Investigation (“CIAEA”), dedicated to investigating the causes and responsibilities for the Brumadinho dam failure;

b)                 The Extraordinary Independent Consulting Committee for Support and Recovery (“CIAEAR”), dedicated to follow-up on the measures taken to support and recover those impacted and the areas affected by the failure of the Brumadinho dam, assuring that all necessary resources will be applied; and

c)                  The Extraordinary Independent Consulting Committee for Dam Safety (“CIAESB”), dedicated to support the Board of Directors on questions related to the diagnosis of safety conditions, management and risk mitigation related to Vale’s tailings dams, also providing recommendations for actions to strengthen safety conditions of those dams.

In addition, Vale has determined the suspension (i) of the variable remuneration of its executives; (ii) the Shareholder’s Remuneration Policy and (iii) any other resolution related to shares buyback.

As a result of the dam failure, the Company recognized in the income statement a total impact of US$225 (R$893 million) and US$6,261 (R$24,129 million) for the three and nine-month periods ended September 30, 2019 to meet its assumed obligations, including indemnification and donations to those affected by the event, remediation of the affected areas and compensation to the society. The financial impacts recognized on the statement of financial position and income statement are presented as follows:

a) De-characterization of the dams

On January 29, 2019, the Company informed the market and Brazilian authorities the decision to speed up the plan to “de-characterize” all of its tailings dams built under the upstream method (same method as Brumadinho’s dam), located in Brazil. The “de-characterization” means that the structure will be dismantled so the structure is effectively no longer a dam. After the event, the Brazilian National Mining Agency (“Agência Nacional de Mineração — ANM”) set new safety criteria for dams, determining the de-characterization of structures built under the upstream method.

Following the Company’s decision and new standards set by ANM, the Company has undertaken an assessment of its dam structures since the event and recorded a provision for the de-characterization of certain upstream structures that have been identified to date.

Vale has developed engineering projects for the upstream structures and the total expected costs to carry out all de-characterization projects resulted in a provision of US$1,838 (R$7,652 million) as at September 30, 2019, discounted at the present value using the discount rate of 3.40%.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(a.i) Company’s dams

Before the event, the decommissioning plans of these dams were based on a method which aimed to ensure the physical and chemical stability of the structures, not necessarily, in all cases, removing in full and potentially reprocessing the tailings contained in the dams. Since the event, the Company has been working to develop detailed de-characterization engineering plan for each of these dams.

The updated plans indicate that for certain of these upstream dams, firstly, the Company will have to reinforce the downstream massive structures, and conclude the de-characterization subsequently, according to the geotechnical and geographic conditions of each of them. It was also considered whether additional containment structures should be built, depending on the safety level of the structure. The conceptual projects for the de-characterization were filed before the competent authorities and the conceptual developing projects are also expected to be concluded in 2020.

The Company is currently working on the development of the engineering solution to de-characterize all of these structures and the detailed engineering projects will be filed later this year, which might result in material changes on the provided amount. Moreover, these projects filed during the year are subject to further review and eventual approval by the relevant authorities.

The measurement of the costs and recognition of the provision takes into consideration several assumptions and estimates, which rely on factors, for which some are not under the Company’s control. The main critical assumptions and estimates applied considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution. Therefore, changes in the critical assumptions and estimates may result in a material change to the amount provided as at September 30, 2019.

(a.ii) Associates and joint ventures upstream dams

Some of our investees also operate similar dam structures and as detailed in the note 17 to these financial statements, the Company recognized a provision of US$257 (R$993 million) in the second quarter of 2019 as “Equity results and other results in associates and joint ventures” in relation to the de-characterization of the Germano tailings dam, owned by Samarco Mineração S.A.

b) Framework Agreements and donations

The Company has been working together with the authorities and society to remediate the environmental and social impacts of the event. Therefore, the Company has started negotiations and entered into agreements with the relevant authorities and affected people. Vale has also signed an instrument committing to donate to Brumadinho city, other institutions, to the families with missing members or affected by fatalities, to business owners of the region and families that resided in the Self-Saving Zone near to Brumadinho dam.

The agreements reached with the relevant authorities were signed with to compensate those affected by the event. As a result of these agreements outlined below, the Company has a provision of US$1,840 (R$7,662 million) recorded as at September 30, 2019.

Vale has also developed studies and projects to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings, especially alongside the Paraopeba river. In addition, Vale has set up an exclusive structure for treatment of the rescued animals, enabling emergency care and recovery.

These projects aiming to recover the environment and compensate the society resulted in a provision of U$1,066 (R$4,437 million) recorded as at September 30, 2019.

The total amount of this provision may vary due to the early stage of the ongoing negotiations, timing and scope of the measures currently being discussed, which are subject to the approval and consent by the relevant authorities.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The changes in the provision in the nine-month period ended September 30, 2019 are as follows:

2019
Provision increase	3,698
Payments	(556)
Present value valuation	42
Translation adjustment	(253)
Balance at September 30	2,931

Current liabilities	2,085
Non-current liabilities	846
Liabilities	2,931

(b.i) Public Defendants

On April 5, 2019, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement under which those affected by the Brumadinho’s Dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts.

(b.ii) Public Ministry of Labor

On July 15, 2019, Vale signed a final agreement with the Public Ministry of Labor to indemnify the direct and third-party employees of the Córrego do Feijão mine who were affected by the termination of this operation.

Under the terms of the final agreement, Vale will either maintain the jobs of its direct employees and third-party employees until January 25, 2023 or convert this benefit into a cash compensation. The agreement also includes indemnification payments to the relatives of the fatal victims of the event, which may vary depending on their relationship with the victims, and a lifelong medical insurance benefit to the widows and widowers and a similar benefit to the dependents of the victims until they are 25 years old.

In addition, the agreement set a collective moral damage indemnification payment in the amount of US$104 (R$400 million), which has been fully paid in the current quarter.

(b.iii) Brazilian Federal Government, State of Minas Gerais, Public Prosecutors

On February 20, 2019, Vale entered into a judicial preliminary agreement with the State of Minas Gerais, Federal Government, the Public Prosecutors of the State of Minas Gerais, the Federal Public Prosecutors and the Public Defenders of the State of Minas Gerais and representatives of Public Authorities in which the Company commits to make, subject to registration, emergency indemnification payments to the residents of Brumadinho and the communities that are located downstream up to one kilometer from the Paraopeba river bed, from Brumadinho to the city of Pompéu. Due to this agreement, the Company has been making monthly payments during a 12-month period, according to the age of the beneficiary, among other factors.

(b.iv) Environmental remediation and compensation

On July 8, 2019, Vale has entered into an agreement with Companhia de Saneamento de Minas Gerais (“COPASA”) to implement several actions to clean up the affected areas and to upgrade the retention water system alongside the Paraopeba River and some other water collection points nearby the affected area. In addition, the Company mobilized the dredging of part of the material released, including cleaning and de-sanding of the Paraopeba river channel.

c) Incurred expenses

The Company has incurred in expenses, which do not qualify for provision and have been recognized straight to the income statement, in the amounts of US$225 and US$487 for the three and nine-month periods ended September 30, 2019, respectively. These expenses include communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Operation stoppages

The Company has some suspended operations due to judicial decisions or technical analysis performed by the Company on its upstream dam structures. Such stoppage currently impacts 50 Mtpy of Vale’s production capacity of iron ore, which about 20 Mtpy is expected to be gradually resumed starting by the end of this fiscal year. The Company is working on legal and technical measures to resume these operations at the earliest.

The Company recorded a loss of US$179 and US$577 related to the operational stoppage and idle capacity of the ferrous mineral segment as “Pre-operating and operational stoppage” for the three and nine-month periods ended September 30, 2019, respectively.

e) Assets write-off

Following the event and the decision to speed up the de-characterization of the upstream dams, the Company recognized a loss of US$219 (R$836 million) as “Impairment and disposal of non-current assets” for the nine-month period ended September 30, 2019 in relation to the assets write-off of the Córrego do Feijão mine and those related to the other upstream dams in Brazil.

f) Contingencies and other legal matters

Vale is subject to significant contingencies due to the Brumadinho dam failure. Vale has already been named on several judicial and administrative proceedings brought by authorities and affected people and is currently under investigations. Vale is evaluating these contingencies and would recognize a provision based on the updates on the stage of these claims.

Following these contingencies, approximately US$1.5 billion (R$6.3 billion) of the Company’s assets are restricted as at September 30, 2019, of which approximately US$80 (R$334 million) of the Company’s bank accounts are restricted and US$1.4 billion (R$6 billion) were converted into judicial deposits.

For the Brumadinho event, the Company has additional guarantees in the amount of US$1.3 billion (R$5.6 billion), which were presented in court and used to release the respective judicial deposit during the period ended September 30, 2019.

(f.i) Administrative sanctions

The Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$65 (R$250 million), which the Company expects to settle through environmental projects. Furthermore, the Secretary for Environment — SEMA Brumadinho imposed administrative fines, in the total amount of US$25 (R$109 million). Both amounts are also recorded as at September 30, 2019.

(f.ii) U.S. Securities class action suits

The Company became aware through public available information that Vale and certain of its current officers have been named as defendants in putative securities class action complaints in Federal Courts in New York brought by holders of Vale’s securities under U.S. federal securities laws. However, neither the Company nor its officers have been officially served of any of these Complaints.

The complaints allege that Vale made false and misleading statements or omitted to make disclosures concerning the risks and potential damage of a failure of the dam in the Córrego de Feijão mine. The plaintiffs have not specified an amount of alleged damages in these complaints. Vale intends to defend against these actions and mount a full defense against these claims. Based on the assessment of the Company´s legal consultants, although still in a very preliminary stage, the expectation of loss of this proceeding is classified as possible.

Considering that, no official service of process has been received to date, the very early stage of the aforementioned putative class action complaints and the fact that no amounts have been claimed by the plaintiffs against the defendants, it is not possible, at the moment, to reliably estimate the potential amounts involved.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

g) Insurance

The Company is negotiating with insurers under its operational risk, general liability and engineering risk policies, but these negotiations are still at a preliminary stage. Any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in Vale’s interim financial statements.

Critical accounting estimates and judgments

The measurement of the provisions require the use of assumptions that may be mainly affected by: (i) changes in laws and regulations; (ii) changes in the current estimated market price of the direct and indirect cost related to products and services, (iii) changes in timing for cash outflows, (iv) changes in the technology considered in measuring the provision, (v) number of individuals entitled to the indemnification payments, (vi) resolution of existing and potential legal claims, (vii) demographic assumptions, (viii) actuarial assumptions, and (ix) updates in the discount rate.

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

4.         Information by business segment and by geographic area

The Company operated the following reportable segments during this quarter: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of Adjusted EBITDA.

In 2019, due to the Brumadinho dam failure, the Company has created the Special Recovery and Development Board, which is in-charge of social, humanitarian, environmental and structural recovery measures that are implemented in Brumadinho and other affected areas. This Board reports to the CEO and assess the costs related to the Brumadinho event. These costs are not directly related to the Company’s operating activities and, therefore, were not allocated to any operating segment.

The Company allocate to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a)   Adjusted EBITDA

Adjusted EBITDA is calculated for each segment using operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Three-month period ended September 30, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	6,566	(2,527)	(80)	(28)	(166)	—	3,765
Iron ore pellets	1,596	(723)	(8)	(5)	(27)	—	833
Ferroalloys and manganese	48	(38)	(2)	—	—	—	8
Other ferrous products and services	117	(87)	—	(2)	—	—	28
	8,327	(3,375)	(90)	(35)	(193)	—	4,634

Base metals
Nickel and other products	1,034	(676)	(12)	(11)	(16)	—	319
Copper	495	(244)	(2)	(13)	—	—	236
	1,529	(920)	(14)	(24)	(16)	—	555

Coal	241	(437)	5	(10)	—	29	(172)

Brumadinho event	—	—	(225)	—	—	—	(225)

Others	120	(112)	(139)	(55)	(3)	—	(189)
Total	10,217	(4,844)	(463)	(124)	(212)	29	4,603

	Three-month period ended September 30, 2018
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses (i)	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	5,594	(2,459)	(1)	(27)	(24)	—	3,083
Iron ore pellets	1,627	(811)	(4)	(6)	(6)	—	800
Ferroalloys and manganese	104	(72)	—	—	—	—	32
Other ferrous products and services	114	(74)	(1)	(1)	—	7	45
	7,439	(3,416)	(6)	(34)	(30)	7	3,960

Base metals
Nickel and other products	1,086	(804)	(3)	(11)	(8)	—	260
Copper	500	(226)	(2)	(4)	—	—	268
	1,586	(1,030)	(5)	(15)	(8)	—	528

Coal	425	(433)	2	(4)	—	26	16

Others	93	(63)	(170)	(34)	(5)	—	(179)
Total from continuing operations	9,543	(4,942)	(179)	(87)	(43)	33	4,325

(i) Revised including in “Others” a loss of US$49 related to provision for litigation.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Nine-month period ended September 30, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	16,892	(6,264)	(241)	(71)	(559)	—	9,757
Iron ore pellets	4,570	(2,052)	(15)	(15)	(50)	144	2,582
Ferroalloys and manganese	202	(151)	(4)	(1)	—	—	46
Other ferrous products and services	321	(246)	1	(2)	—	—	74
	21,985	(8,713)	(259)	(89)	(609)	144	12,459

Base metals
Nickel and other products	3,090	(2,158)	(46)	(26)	(28)	—	832
Copper	1,428	(705)	(5)	(25)	—	—	693
	4,518	(2,863)	(51)	(51)	(28)	—	1,525

Coal	830	(1,246)	6	(22)	—	85	(347)

Brumadinho event	—	—	(6,261)	—	—	—	(6,261)

Others	273	(277)	(243)	(123)	(6)	49	(327)
Total	27,606	(13,099)	(6,808)	(285)	(643)	278	7,049

	Nine-month period ended September 30, 2018
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses (i)	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	14,867	(6,681)	(40)	(72)	(86)	1	7,989
Iron ore pellets	4,730	(2,432)	(11)	(17)	(15)	105	2,360
Ferroalloys and manganese	343	(211)	(3)	(1)	—	—	128
Other ferrous products and services	347	(231)	(3)	(1)	—	7	119
	20,287	(9,555)	(57)	(91)	(101)	113	10,596

Base metals
Nickel and other products	3,558	(2,319)	(36)	(28)	(23)	—	1,152
Copper	1,532	(719)	(3)	(12)	—	—	798
	5,090	(3,038)	(39)	(40)	(23)	—	1,950

Coal	1,161	(1,095)	(3)	(13)	—	115	165

Others	224	(200)	(528)	(104)	(17)	40	(585)
Total from continuing operations	26,762	(13,888)	(627)	(248)	(141)	268	12,126

Discontinued operations (Fertilizers)	121	(120)	(4)	—	—	—	(3)
Total	26,883	(14,008)	(631)	(248)	(141)	268	12,123

(i) Revised including in “Others” a loss of US$121 related to provision for litigation.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Adjusted EBITDA is reconciled to net income (loss) for the period as follows:

From continuing operations

	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Net income (loss) from continuing operations	1,633	1,373	(184)	3,157
Depreciation, depletion and amortization	927	849	2,694	2,583
Income taxes	977	647	818	704
Financial results	1,139	1,263	2,573	4,942
Equity results and other results in associates and joint ventures	(132)	(12)	527	287
Dividends received and interest from associates and joint ventures (i)	29	33	278	268
Impairment and disposal of non-current assets	30	172	343	185
Adjusted EBITDA from continuing operations	4,603	4,325	7,049	12,126

(i) Includes remuneration of the financial instrument in the coal segment.

From discontinued operations

Nine-month period ended September 30, 2018
Loss from discontinued operations	(92)
Income taxes	(40)
Financial results	5
Impairment of non-current assets	124
Adjusted EBITDA from discontinued operations	(3)

b)   Assets by segment

	September 30, 2019			December 31, 2018
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	2,377	1,792	32,233	2,210	1,814	31,377
Base metals	1,224	14	21,812	1,147	14	21,295
Coal	84	156	1,617	119	317	1,589
Others	11	1,036	1,515	11	1,080	2,086
Total	3,696	2,998	57,177	3,487	3,225	56,347

	Three-month period ended September 30,
	2019			2018
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	401	90	546	315	123	408
Base metals	271	43	296	223	—	354
Coal	79	—	67	30	—	66
Others	5	2	18	1	—	21
Total	756	135	927	569	123	849

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Nine-month period ended September 30,
	2019			2018
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	992	263	1,506	928	627	1,265
Base metals	712	95	958	593	34	1,071
Coal	156	—	176	73	24	187
Others	8	6	54	3	5	60
Total	1,868	364	2,694	1,597	690	2,583

(i) Goodwill is allocated mainly to ferrous minerals and base metals segments in the amount of US$1,713 and US$1,859 in September 30, 2019 and US$1,841 and US$1,812 in December 31, 2018, respectively.

(ii) Cash outflows.

Base metals

Onça Puma

In September 2019, upon a favorable decision from the Brazilian Supreme Court (“STF”), the Company resumed its Onça Puma operation, which is comprised of mineral extraction and nickel processing activities. The mineral extraction operations had been suspended since September 2017 and nickel processing activities since June 2019.

Cobalt streaming transaction

In June 2018, the Company entered into two different agreements, one with Wheaton Precious Metals Corp (“Wheaton”) and the other with Cobalt 27 Capital Corp. (“Cobalt 27”), to sell a stream equivalent to 75% of the cobalt extracted as a by-product from the Voisey’s Bay mine, in Canada, starting on January 1, 2021. Upon completion of the transaction, the Company received an upfront payment of US$690 in cash (US$390 from Wheaton and US$300 from Cobalt 27), which has been recorded as others non-current liabilities. Vale will receive additional payments of 20%, on average, of the market reference price for cobalt, for each pound of finished cobalt delivered.

c)   Net operating revenue, by destination

	Three-month period ended September 30, 2019
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	141	221	—	—	362
United States of America	82	230	—	—	312
Germany	289	90	—	—	379
Europe, except Germany	301	474	90	—	865
Middle East, Africa and Oceania	564	5	26	—	595
Japan	466	114	6	—	586
China	5,287	186	—	—	5,473
Asia, except Japan and China	539	150	107	—	796
Brazil	658	59	12	120	849
Net operating revenue	8,327	1,529	241	120	10,217

	Three-month period ended September 30, 2018
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	187	210	—	—	397
United States of America	130	222	—	—	352
Germany	262	106	—	—	368
Europe, except Germany	532	423	104	—	1,059
Middle East, Africa and Oceania	631	7	45	—	683
Japan	516	126	55	—	697
China	4,078	188	—	—	4,266
Asia, except Japan and China	520	234	192	—	946
Brazil	583	70	29	93	775
Net operating revenue	7,439	1,586	425	93	9,543

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Nine-month period ended September 30, 2019
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	447	607	—	—	1,054
United States of America	303	683	—	—	986
Germany	858	354	—	—	1,212
Europe, except Germany	1,180	1,291	239	—	2,710
Middle East, Africa and Oceania	1,683	16	62	—	1,761
Japan	1,416	289	102	—	1,807
China	12,548	512	—	—	13,060
Asia, except Japan and China	1,485	607	369	—	2,461
Brazil	2,065	159	58	273	2,555
Net operating revenue	21,985	4,518	830	273	27,606

	Nine-month period ended September 30, 2018
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	601	551	—	—	1,152
United States of America	301	731	—	8	1,040
Germany	873	318	—	—	1,191
Europe, except Germany	1,578	1,382	293	—	3,253
Middle East, Africa and Oceania	1,724	17	121	—	1,862
Japan	1,587	386	88	—	2,061
China	10,520	604	—	—	11,124
Asia, except Japan and China	1,289	875	564	—	2,728
Brazil	1,814	226	95	216	2,351
Net operating revenue	20,287	5,090	1,161	224	26,762

Provisionally priced commodities sales - At September 30, 2019, the Company had an estimated 19 million metric tons of iron ore and iron ore pellets (December 31, 2018: 27 million metric tons) and 82 thousand metric tons of copper (December 31, 2018: 78 thousand metric tons) provisionally priced based on forward prices.

The final price of these sales will be determined during the fourth quarter of 2019. A 10% change in the realized prices compared to the provisionally priced sales, all other factors held constant, would increase or reduce iron ore and iron ore pellets net income by US$171 and copper net income by US$59.

5.         Costs and expenses by nature

a)   Cost of goods sold and services rendered

	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Personnel	505	572	1,497	1,698
Materials and services	950	1,001	2,875	2,849
Fuel oil and gas	353	382	1,037	1,113
Maintenance	739	685	2,080	2,098
Energy	225	210	638	688
Acquisition of products	208	114	452	337
Depreciation and depletion	837	814	2,456	2,469
Freight	1,217	1,272	2,822	3,113
Others	647	706	1,698	1,992
Total	5,681	5,756	15,555	16,357

Cost of goods sold	5,488	5,624	15,029	15,916
Cost of services rendered	193	132	526	441
Total	5,681	5,756	15,555	16,357

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)   Selling and administrative expenses

	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Personnel	45	61	132	164
Services	25	21	52	58
Depreciation and amortization	12	18	42	50
Others	46	36	122	110
Total	128	136	348	382

c)   Other operating (income) expenses, net

	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Provision for litigations (i)	34	49	274	121
Profit sharing program (ii)	22	36	73	144
Others (iii)	66	(24)	(106)	30
Total	122	61	241	295

(i) Includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo, for the nine-month period ended September 30, 2019.

(ii) Refers to profit sharing program for eligible employees, except for executives whose variable remuneration was suspended as described in note 3.

(iii) Includes the reversal of amounts provided for legal proceedings related to the Rede Ferroviária Federal S.A lawsuit, for the nine-month period ended September 30, 2019.

6.         Financial result

	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Financial income
Short-term investments	79	50	171	125
Others	53	61	180	185
	132	111	351	310
Financial expenses
Loans and borrowings gross interest	(258)	(272)	(784)	(902)
Capitalized loans and borrowing costs	34	50	111	154
Participative stockholders’ debentures	(486)	(3)	(1,114)	(490)
Interest on REFIS	(41)	(48)	(126)	(157)
Interest on lease liabilities	(13)	—	(57)	—
Others (i)	(320)	(94)	(673)	(400)
	(1,084)	(367)	(2,643)	(1,795)
Other financial items, net
Net foreign exchange gains (losses) - Loans and borrowings	(245)	(689)	(198)	(3,182)
Derivative financial instruments	(74)	(105)	85	(321)
Other foreign exchange gains (losses), net	270	4	237	487
Indexation losses, net	(138)	(217)	(405)	(441)
	(187)	(1,007)	(281)	(3,457)
Financial results	(1,139)	(1,263)	(2,573)	(4,942)

(i) Includes expenses with cash tender offer repurchased in the amount of US$246 (note 16iv), for the three and nine-month period ended September 30, 2019.

Net investment of foreign operation

Since January 1, 2019, the Company has considered certain long-term loans payable to Vale International S.A., for which settlement is neither planned nor likely to occur in the foreseeable future, as part of its net investment in that foreign operation. The foreign exchange differences arising on the monetary item are recognized in other comprehensive income, in the “Cumulative translation adjustments”, and reclassified from stockholders’ equity to income statement at the moment of the disposal or partial disposal of the net investment. The Company recognized a loss of US$1,089 (US$719 net of taxes) and US$929 (US$613 net of taxes) for the three and nine-month period ended September 30, 2019, respectively, in the “Cumulative translation adjustments” in stockholders’ equity.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

7.         Income taxes

a) Deferred income tax assets and liabilities

Changes in deferred tax are as follow:

	Assets	Liabilities	Deferred taxes, net
Balance at June 30, 2019	7,698	1,469	6,229
Effect in income statement	(25)	94	(119)
Acquisition of subsidiaries (i)	118	247	(129)
Translation adjustment	(493)	(24)	(469)
Other comprehensive income	488	(28)	516
Balance at September 30, 2019	7,786	1,758	6,028

	Assets	Liabilities	Deferred taxes, net
Balance at June 30, 2018	6,535	1,678	4,857
Effect in income statement	(729)	(5)	(724)
Translation adjustment	(119)	23	(142)
Other comprehensive income	26	15	11
Balance at September 30, 2018	5,713	1,711	4,002

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2018	6,908	1,532	5,376
Effect in income statement	706	53	653
Acquisition of subsidiaries (i)	118	247	(129)
Translation adjustment	(426)	16	(442)
Other comprehensive income	480	(90)	570
Balance at September 30, 2019	7,786	1,758	6,028

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2017	6,638	1,719	4,919
Effect in income statement	(549)	12	(561)
Transfers between asset and liabilities	9	9	—
Translation adjustment	(815)	(40)	(775)
Other comprehensive income	402	11	391
Effect of discontinued operations
Effect in income statement	40	—	40
Transfer to net assets held for sale	(12)	—	(12)
Balance at September 30, 2018	5,713	1,711	4,002

(i) Refers to the acquisition of New Steel and Ferrous Resources Limited (note 12).

b)   Income tax reconciliation — Income statement

The total amount presented as income taxes in the income statement for the period is reconciled to the statutory rate, as follows:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Income before income taxes	2,610	2,020	634	3,861
Income taxes at statutory rate - 34%	(887)	(687)	(216)	(1,313)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	—	201	—	665
Tax incentives	159	150	220	339
Equity results	9	11	76	55
Unrecognized tax losses of the period	(281)	(205)	(703)	(461)
Others	23	(117)	(195)	11
Income taxes	(977)	(647)	(818)	(704)

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items recognized in full in the interim period. Therefore, the effective tax rate in the interim financial statement may differ from management’s estimate of the effective tax rate for the annual financial statement.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)         Income taxes - Settlement program (“REFIS”)

The balance mainly relates to REFIS to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. At September 30, 2019, the balance of US$3,855 (US$414 classified as current liabilities and US$3,441 classified as non-current liabilities) is due in 109 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate.

8.                           Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Net income (loss) attributable to Vale’s stockholders:
Net income (loss) from continuing operations	1,654	1,408	(121)	3,166
Loss from discontinued operations	—	—	—	(92)
Net income (loss)	1,654	1,408	(121)	3,074

Thousands of shares
Weighted average number of shares outstanding - common shares	5,181,093	5,180,238	5,180,866	5,191,638

Basic and diluted earnings (loss) per share from continuing operations:
Common share (US$)	0.32	0.27	(0.02)	0.61
Basic and diluted loss per share from discontinued operations:
Common share (US$)	—	—	—	(0.02)
Basic and diluted earnings (loss) per share:
Common share (US$)	0.32	0.27	(0.02)	0.59

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

9.                  Accounts receivable

	September 30, 2019	December 31, 2018
Accounts receivable	2,363	2,710
Expected credit loss	(66)	(62)
	2,297	2,648

Revenue related to the steel sector - %	88.72%	85.50%

	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Impairment of accounts receivable recorded in the income statement	(2)	2	(5)	(2)

There is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues.

10.           Inventories

	September 30, 2019	December 31, 2018
Finished products	2,935	2,797
Work in progress	761	690
Consumable inventory	933	956
Total	4,629	4,443

	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Provision (reversal) for net realizable value	22	3	(32)	(14)

Finished and work in progress products inventories by segments are presented in note 4(b).

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

11.       Other financial assets and liabilities

	Current		Non-Current
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Other financial assets
Bank accounts restricted	—	—	80	—
Loans	—	—	89	153
Derivative financial instruments (note 20)	125	39	425	392
Investments in equity securities (note 12)	—	—	700	987
Related parties - Loans (note 25)	287	364	1,601	1,612
	412	403	2,895	3,144
Other financial liabilities
Derivative financial instruments (note 20)	260	470	383	344
Related parties - Loans (note 25)	756	1,134	953	960
Participative stockholders’ debentures	—	—	2,235	1,407
	1,016	1,604	3,571	2,711

Participative stockholders’ debentures

On October 1, 2019 (subsequent event), the Company provided US$95 (R$394 million) as remuneration on its stockholders’ debentures.

12.       Acquisitions and divestitures

a)   Fertilizers (discontinued operations)

In January 2018, the Company and The Mosaic Company (“Mosaic”) concluded the transaction entered in December 2016, to sell (i) the phosphate assets located in Brazil, except for those located in Cubatão, Brazil; (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potash projects in Canada.

The Company received US$1,080 in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic’s outstanding common shares after the issuance of these shares totaling US$899, based on the Mosaic’s quotation at closing date of the transaction and a loss of US$55 was recognized in the income statement from discontinued operations. Mosaic’s shares received have been accounted for as a financial investment measured at fair value through other comprehensive income.

In May 2018, the Company concluded the transaction entered with Yara International ASA to sell its assets located in Cubatão, Brazil and received US$255 in cash and a loss of US$69 was recognized in the income statement from discontinued operations.

b) New Steel

On January 24, 2019, the Company acquired 100% of the share capital of New Steel Global NV (“New Steel”) and gained its control for the total cash consideration of US$496. New Steel is a company that develops processing and beneficiating technologies for iron ore through a completely dry process.

The consideration paid is mainly attributable to research and development projects. When completed, the Company expects to use the beneficiation technique on its pelletizing operations.

At the current stage, the intangible assets are not subject to amortization, instead, they are reviewed for impairment annually, or more frequently when a trigger for impairment has been identified. When the projects are implemented, they will be subject to amortization, according to the useful life defined.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Details of the net assets acquired are as follows:

January 24, 2019
Acquired assets	18
Intangibles (note 14)	1
Other assets	17
Net identifiable assets acquired	18
Fair value adjustment of intangible research and development asset (note 14)	723
Fair value adjustment of property, plant and equipment	2
Deferred tax liability	(247)
Total identifiable net assets at fair value	496

c) Ferrous Resources Limited

On August 1, 2019, the Company acquired 100% of the share capital of Ferrous Resources Limited (“Ferrous”), a Company that currently owns and operates iron ore mines nearby some Company’s operations in Minas Gerais, Brazil for cash consideration of US$509. Ferrous has been acquired to gain access to additional reserves for the Company.

The provisional fair values of identifiable assets acquired, and liabilities assumed of Ferrous, as at the date of acquisition, were:

August 1, 2019
Acquired assets	686
Cash and cash equivalents	92
Accounts receivable	7
Inventories	10
Intangibles	4
Property, plant and equipment	425
Others	148
Assumed liabilities	(213)
Net identifiable assets acquired	473
Fair value adjustment on mineral properties	55
Deferred tax liability	(19)
Total identifiable net assets at fair value	509

August 1, 2019
Cash consideration transferred	509
(-) Balances acquired
Cash and cash equivalents	92
Net consolidated cash outflow	417

d) Divestment agreement in compliance with PTVI’s Contract of Work

The Company´s subsidiary, PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, has an agreement in place dated October 17, 2014 with the government of the Republic of Indonesia to operate its mining licenses which includes a commitment to divest an additional 20% of PTVI’s shares to Indonesian participants (approximately 20% of PTVI’s shares are already registered on the Indonesian Stock Exchange - IDX).

The existing major shareholders, Vale and Sumitomo Metal Mining, Co., Ltd. (“SMM”) hold 58.7% and 20.1%, respectively, of PTVI’s issued shares. Vale and SMM have signed a Heads of Agreement with PT Indonesia Asahan Aluminium (“Inalum”), an Indonesian state-owned company, to satisfy the 20% interest divestment obligation in relation to PTVI, proportionally to their interest. After the transaction, Vale and SMM will hold together approximately 59% of PTVI’s shares.

The Company expects to set and sign the final terms and conditions by December 31, 2019 and complete its divestment within six months from the execution of the divestment agreement.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13.       Investments in associates and joint ventures

a) Changes during the period

Changes in investments in associates and joint ventures as follows:

	Associates	Joint ventures	Total
Balance at December 31, 2018	1,392	1,833	3,225
Additions	—	75	75
Translation adjustment	(68)	(123)	(191)
Equity results in income statement	6	216	222
Equity results in statement of comprehensive income	(4)	—	(4)
Impairment (i)	(163)	—	(163)
Dividends declared	(10)	(170)	(180)
Others	1	13	14
Balance at September 30, 2019	1,154	1,844	2,998

	Associates	Joint ventures	Total
Balance at December 31, 2017	1,441	2,127	3,568
Additions	—	23	23
Translation adjustment	(211)	(324)	(535)
Equity results in income statement	28	130	158
Dividends declared	—	(154)	(154)
Transfer from non-current assets held for sale (ii)	87	—	87
Others	6	(7)	(1)
Balance at September 30, 2018	1,351	1,795	3,146

(i) The Company identified an impairment trigger on its investment in a coal business joint venture and recognized a loss of US$163 within “Equity results and other results in associates and joint ventures” for the period ended September 30, 2019.

(ii) Refers to 18% interest held by Vale Fertilizantes at Ultrafertil which was transferred to Vale as part of the final settlement in January 2018 (note 12).

The investments by segments are presented in note 4(b).

b) Guarantees provided

As of September 30, 2019, corporate financial guarantees provided by Vale (within the limit of its direct or indirect interest) for certain associates and joint ventures were US$1,625 (December 31, 2018 US$1,735).

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Investments in associates and joint ventures (continued)

			Investments in associates and
			joint ventures		Equity results in the income statement				Dividends received
					Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
		% voting	September	December 31,	September 30,		September 30,		September 30,		September 30,
Associates and joint ventures	% ownership	capital	30, 2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	28	23	2	1	7	4	—	—	—	1
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	90	104	15	16	42	49	—	—	32	15
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	88	83	12	15	33	38	—	—	37	23
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	100	81	12	14	27	45	—	—	27	33
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	178	148	27	31	78	92	—	—	47	34
MRS Logística S.A.	48.16	46.75	498	496	27	12	53	42	—	—	—	—
VLI S.A.	37.60	37.60	788	857	(5)	21	3	22	—	7	—	7
Zhuhai YPM Pellet Co.	25.00	25.00	22	22	—	—	—	—	—	—	—	—
			1,792	1,814	90	110	243	292	—	7	143	113
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	156	317	—	1	(2)	13	—	—	—	—
			156	317	—	1	(2)	13	—	—	—	—
Base metals
Korea Nickel Corp.	25.00	25.00	14	14	—	1	—	2	—	—	—	—
			14	14	—	1	—	2	—	—	—	—
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	449	486	3	2	26	27	—	—	28	25
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	156	162	3	4	5	14	—	—	—	—
California Steel Industries, Inc.	50.00	50.00	255	247	2	24	29	64	—	—	21	15
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	—	—	(71)	(119)	(70)	(243)	—	—	—	—
Mineração Rio do Norte S.A.	40.00	40.00	95	93	6	2	9	(4)	—	—	—	—
Others			81	92	(8)	7	(18)	(7)	—	—	1	—
			1,036	1,080	(65)	(80)	(19)	(149)	—	—	50	40
Total			2,998	3,225	25	32	222	158	—	7	193	153

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders’ agreement where relevant decisions are shared with other parties.

(ii) Companhia Siderúrgica do Pecém (“CSP”) is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company’s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee.

Vale’s investment in Samarco was impaired in full and no provision was recognized in relation to the Samarco’s negative reserves (note 17).

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

14.                               Intangibles

Changes in intangibles are as follows:

	Goodwill	Concessions (i)	Right of use	Software	Research & development project and patents (ii)	Total
Balance at December 31, 2018	3,653	4,061	137	111	—	7,962
Additions	—	277	—	32	—	309
Disposals	—	(14)	—	—	—	(14)
Amortization	—	(196)	(1)	(57)	—	(254)
Acquisition of subsidiary	—	3	—	1	724	728
Translation adjustment	(81)	(279)	1	(2)	(62)	(423)
Balance at September 30, 2019	3,572	3,852	137	85	662	8,308
Cost	3,572	4,888	205	914	662	10,241
Accumulated amortization	—	(1,036)	(68)	(829)	—	(1,933)
Balance at September 30, 2019	3,572	3,852	137	85	662	8,308

(i) Based on technical studies carried out by an independent company and after approval by the regulatory agency (ANTT), the Company reduced the useful life of its railroad tracks in 2019.

(ii) Refers mainly to the acquisition of New Steel Global N.V. (note 12b).

	Goodwill	Concessions	Right of use	Software	Research & development project and patents	Total
Balance at December 31, 2017	4,110	4,002	152	229	—	8,493
Additions	—	698	—	7	—	705
Disposals	—	(21)	—	—	—	(21)
Amortization	—	(95)	(6)	(80)	—	(181)
Translation adjustment	(426)	(747)	(8)	(25)	—	(1,206)
Balance at September 30, 2018	3,684	3,837	138	131	—	7,790
Cost	3,684	4,775	218	1,082	—	9,759
Accumulated amortization	—	(938)	(80)	(951)	—	(1,969)
Balance at September 30, 2018	3,684	3,837	138	131	—	7,790

Concessions

The technical studies and legal documents on early extension of the Vitória Minas Railroad (EFVM) and Carajás Railroad (EFC) concessions are currently under review by the Federal Court of Audit. Vale awaits the end of the process in the public sphere to submit the proposal, with the required counterparts, to its Board of Directors.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

15.                     Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Land	Building	Facilities	Equipment	Mineral properties	Lease agreements	Others	Constructions in progress	Total
Balance at December 31, 2018	635	10,952	11,236	6,407	8,499	—	7,269	3,387	48,385
Effects of IFRS 16 adoption (i)	—	—	—	—	—	1,801	—	—	1,801
Additions (ii)	—	—	—	—	—	113	—	2,756	2,869
Disposals	(22)	(81)	(36)	(52)	(157)	(6)	(208)	(17)	(579)
Assets retirement obligation	—	—	—	—	293	—	—	—	293
Depreciation, amortization and depletion	—	(393)	(491)	(644)	(452)	(132)	(498)	—	(2,610)
Acquisition of subsidiary (iii)	62	15	41	46	277	2	—	46	489
Translation adjustment	(39)	(490)	(542)	(202)	(89)	(34)	(344)	(39)	(1,779)
Transfers	2	175	249	709	380	—	536	(2,051)	—
Balance at September 30, 2019	638	10,178	10,457	6,264	8,751	1,744	6,755	4,082	48,869
Cost	638	17,909	16,962	12,427	17,449	1,876	11,603	4,082	82,946
Accumulated depreciation	—	(7,731)	(6,505)	(6,163)	(8,698)	(132)	(4,848)	—	(34,077)
Balance at September 30, 2019	638	10,178	10,457	6,264	8,751	1,744	6,755	4,082	48,869

	Land	Building	Facilities	Equipment	Mineral properties	Lease agreements	Others	Constructions in progress	Total
Balance at December 31, 2017	718	12,100	11,786	6,893	9,069	—	8,193	6,119	54,878
Additions (ii)	—	—	—	—	—	—	—	1,669	1,669
Disposals	—	(38)	(41)	(220)	(5)	—	(55)	(14)	(373)
Assets retirement obligation	—	—	—	—	(125)	—	—	—	(125)
Depreciation, amortization and depletion	—	(429)	(519)	(628)	(391)	—	(503)	—	(2,470)
Translation adjustment	(97)	(1,525)	(1,668)	(625)	(678)	—	(1,102)	(451)	(6,146)
Transfers	7	534	1,286	942	339	—	739	(3,847)	—
Balance at September 30, 2018	628	10,642	10,844	6,362	8,209	—	7,272	3,476	47,433
Cost	628	17,809	17,166	12,325	16,620	—	11,602	3,476	79,626
Accumulated depreciation	—	(7,167)	(6,322)	(5,963)	(8,411)	—	(4,330)	—	(32,193)
Balance at September 30, 2018	628	10,642	10,844	6,362	8,209	—	7,272	3,476	47,433

(i) Refers to the recognition of right-of-use assets related to lease agreements in accordance with IFRS 16. Changes in leases by asset class are disclosed in note 2(c).

(ii) Includes capitalized borrowing costs.

(iii) Refers mainly to the acquisition of Ferrous Resources Limited (note 12c).

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 16) compared to those disclosed in the financial statements as at December 31, 2018.

Accounting policy

Leases - At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset.

The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including in-substance fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) the exercise price under a purchase option or renewal option that are under the Company’s control and is reasonably certain to be exercised.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

16.                     Loans, borrowings, cash and cash equivalents and short-term investments

a)             Cash and cash equivalents

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate” or “CDI”) and part denominated in US$, mainly time deposits.

b)             Short-term investments

At September 30, 2019, the balance of US$906 is mainly comprised by investments in Financial Treasury Bills (“LFTs”), which are Brazilian government bonds, issued by the National Treasury. LFTs are floating-rate securities, liquid in the secondary markets and are convertible to known amounts of cash subject to a low risk of changes in value.

c)         Loans and borrowings

i)           Total debt

	Current liabilities		Non-current liabilities
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Principal in:
US$	340	256	10,204	10,300
EUR	—	—	1,036	1,088
R$	774	492	2,107	2,940
Other currencies	15	25	104	127
Accrued charges	203	230	3	8
Total	1,332	1,003	13,454	14,463

The future flows of debt payments, principal and interest, are as follows:

	Principal	Estimated future interest payments (i)
2019	125	181
2020	1,122	789
2021	889	726
2022	2,326	649
Between 2023 and 2027	5,691	2,308
2028 onwards	4,427	3,022
Total	14,580	7,675

(i) Based on interest rate curves and foreign exchange rates applicable as at September 30, 2019 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii) Reconciliation of debt to cash flows arising from financing activities

Loans and borrowings
June 30, 2019	15,790
Additions	1,000
Repayments	(1,694)
Interest paid	(244)
Cash flow from financing activities	(938)

Effect of exchange rate	(305)
Interest accretion	239
Non-cash changes	(66)

September 30, 2019	14,786

Loans and borrowings
December 31, 2018	15,466
Additions	3,142
Repayments	(3,546)
Interest paid	(727)
Cash flow from financing activities	(1,131)

Effect of exchange rate	(288)
Interest accretion	739
Non-cash changes	451

September 30, 2019	14,786

iii) Credit lines

To mitigate liquidity risk, Vale has two revolving credit facilities, which will mature in 2020 and 2022, in the available amount of US$5,000 to assist the short-term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. As of September 30, 2019, these lines are undrawn.

iv) Funding and Repayments

During the nine-month period ended September 30, 2019, the Company entered into export financing lines and long-term debts. Additionally, the Company conducted a repurchased for certain guaranteed notes issued by Vale a total of US$1,362.

v) Guarantees

As at September 30, 2019 and December 31, 2018, loans and borrowings are secured by property, plant and equipment in the amount of US$209 and US$221, respectively.

The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

vi) Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA and interest coverage. The Company has not identified any instances of noncompliance as at September 30, 2019.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

17.                     Liabilities related to associates and joint ventures

On November 5, 2015, a rupture has been experienced in the Fundão tailings dam, in Mariana (MG), operated by Samarco Mineração S.A. (“Samarco”), a joint venture controlled by Vale S.A. and BHP Billiton Brasil Ltda. (“BHP”). In March 2016, Samarco and its shareholders entered into a Framework Agreement with governmental authorities, in which Samarco, Vale S.A. and BHP agreed to stablish the Fundação Renova, an entity responsible to develop and implement 42 long-term mitigation and compensation programs.

In addition to the Fundão tailings dam, Samarco owns the Germano dam, which was also built under the upstream method and has been inactive since the Fundão dam rupture.

Fundação Renova

During the second quarter of 2019, Fundação Renova reviewed the estimates of the costs required to mitigate and compensate the impacts from the rupture of Fundão dam. As a result, Vale recognized an additional provision of US$383 (R$1,477 million), which is the present value of the revised estimate in relation to Vale’s responsibility to support Fundação Renova and is equivalent to 50% of Samarco’s additional obligations over the next 11 years.

Overall, the programs depend on future actions for their definition, which indicates a broad range of possible estimates. Estimates of mitigation and compensation actions may vary according to the progress of the ongoing programs developed by the Fundação Renova and changes in scope. The amounts disclosed in these interim financial statements have been determined based on Management’s best estimates and consider the facts and circumstances known to date.

The contingencies related to the Fundão dam rupture are disclosed in note 22.

Germano dam

Due to the new safety requirements set by ANM, Samarco prepared a project for the de-characterization of this dam. During May 2019, the concept of a project for the de-characterization of the Germano dam was filed. The conceptual project was concluded in August 2019 and is subject to further review and eventual approval by the competent authorities. Accordingly, based on the information available on the preparation of these interim financial statements, the estimated amount discounted at the present value using the rate of 3.40% and based on the expected cash outflows resulted in a provision of US$257 (R$993 million) recognized in the second quarter of 2019.

The measurement of the costs and recognition of this provision takes into consideration several assumptions and estimates, which rely on factors, which some of that are not always under the Company’s control. The main critical assumptions and estimates applied considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution. Therefore, changes in the critical assumptions and estimates may result in a material change to the provided amount as at September 30, 2019.

The changes in the provision to meet the obligations under the agreement related to the Fundão dam rupture and to the de-characterization of Germano dam in the nine-month period ended September 30, 2019 and 2018 are as follows:

	2019	2018
Balance at January 1	1,121	996
Payments	(188)	(194)
Present value valuation	101	47
Provision increase	640	391
Translation adjustment	(117)	(187)
Balance at September 30	1,557	1,053

Current liabilities	450	292
Non-current liabilities	1,107	761
Liabilities	1,557	1,053

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Samarco’s working capital

In addition to the provision, Vale S.A. made available US$60 (R$233 million) for the nine-month period ended September 30, 2019, and US$56 (R$194 million) for the nine-month period ended September 30, 2018, which was fully used to fund Samarco’s working capital. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”.

Until December 31, 2019, Vale S.A. may provide a short-term credit facility up to US$98 (R$374 million) to support the Samarco’s cash needs, without any binding obligation to Samarco. The availability of funds by the shareholders — Vale S.A. and BHP — is subject to the fulfillment of certain conditions, being deliberated by the shareholders, in the same bases and concomitantly, if required.

Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Accordingly, Vale’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. During the third quarter of 2019, the Company received payments in the amount of US$105 and recognized a gain in the income statement as “Equity results and other results in associates and joint ventures”.

Critical accounting estimates and judgments

The provision requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) resolution of uncertainty in respect of the resumption of Samarco´s operations; (iii) updates of the discount rate; and (iv) resolution of existing and potential legal claims. As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company reassess the key assumptions used by Samarco in the preparation of the projected cash flows and adjust the provision, if required.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

18.                     Financial instruments classification

	September 30, 2019				December 31, 2018
	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Financial assets
Current
Cash and cash equivalents	8,559	—	—	8,559	5,784	—	—	5,784
Short-term investments	—	—	906	906	—	—	32	32
Derivative financial instruments	—	—	125	125	—	—	39	39
Accounts receivable	2,285	—	12	2,297	2,756	—	(108)	2,648
Related parties	287	—	—	287	364	—	—	364
	11,131	—	1,043	12,174	8,904	—	(37)	8,867
Non-current
Bank accounts restricted	80	—	—	80	—	—	—	—
Derivative financial instruments	—	—	425	425	—	—	392	392
Investments in equity securities	—	700	—	700	—	987	—	987
Loans	89	—	—	89	153	—	—	153
Related parties	1,601	—	—	1,601	1,612	—	—	1,612
	1,770	700	425	2,895	1,765	987	392	3,144
Total of financial assets	12,901	700	1,468	15,069	10,669	987	355	12,011

Financial liabilities
Current
Suppliers and contractors	4,251	—	—	4,251	3,512	—	—	3,512
Leases	236	—	—	236	—	—	—	—
Derivative financial instruments	—	—	260	260	—	—	470	470
Loans and borrowings	1,332	—	—	1,332	1,003	—	—	1,003
Related parties	756	—	—	756	1,134	—	—	1,134
	6,575	—	260	6,835	5,649	—	470	6,119
Non-current
Leases	1,575	—	—	1,575	—	—	—	—
Derivative financial instruments	—	—	383	383	—	—	344	344
Loans and borrowings	13,454	—	—	13,454	14,463	—	—	14,463
Related parties	953	—	—	953	960	—	—	960
Participative stockholders’ debentures	—	—	2,235	2,235	—	—	1,407	1,407
	15,982	—	2,618	18,600	15,423	—	1,751	17,174
Total of financial liabilities	22,557	—	2,878	25,435	21,072	—	2,221	23,293

19.                     Fair value estimate

a)        Assets and liabilities measured and recognized at fair value:

	September 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	906	—	—	906	32	—	—	32
Derivative financial instruments	—	256	294	550	—	136	295	431
Accounts receivable	—	12	—	12	—	(108)	—	(108)
Investments in equity securities	700	—	—	700	987	—	—	987
Total	1,606	268	294	2,168	1,019	28	295	1,342

Financial liabilities
Derivative financial instruments	—	525	118	643	—	636	178	814
Participative stockholders’ debentures	—	2,235	—	2,235	—	1,407	—	1,407
Total	—	2,760	118	2,878	—	2,043	178	2,221

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 for the nine-month period ended in September 30, 2019.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The following table presents the changes in Level 3 assets and liabilities for the nine-month period ended in September 30, 2019:

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2018	295	178
Gain and losses recognized in income statement	24	(50)
Translation adjustments	(25)	(10)
Balance at September 30, 2019	294	118

Methods and techniques of evaluation

Derivative financial instruments

Derivative financial instruments are evaluated through the use of market curves and prices impacting each instrument at the closing dates, detailed in the item “market curves” (note 26).

For the pricing of options, the Company often uses the Black & Scholes model. In this model, the fair value of the derivative is determined basically as a function of the volatility and the price of the underlying asset, the strike price of the option, the risk-free interest rate and the option maturity. In the case of options where payoff is a function of the average price of the underlying asset over a certain period during the life of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the long and short positions are estimated by discounting their cash flows by the interest rate in the related currency. The fair value is determined by the difference between the present value of the long and short positions of the swap in the reference currency.

For the swaps indexed to TJLP, the calculation of the fair value assumes that TJLP is constant, that is, the projections of future cash flows in Brazilian Reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the future curves of their corresponding underlying assets. Typically, these curves are obtained on the stock exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

The fair value of derivatives within level 3 is estimated using discounted cash flows and option model valuation techniques with unobservable inputs of discount rates, stock prices and commodities prices.

b)        Fair value of financial instruments not measured at fair value

The fair values and carrying amounts of loans and borrowings are as follows:

Financial liabilities	Balance	Fair value	Level 1	Level 2
September 30, 2019
Debt principal	14,580	16,183	9,731	6,452

December 31, 2018
Debt principal	15,228	16,262	10,686	5,576

Due to the short-term cycle, the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable approximate their book values.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

20.                    Derivative financial instruments

a)   Derivatives effects on statement of financial position

	Assets
	September 30, 2019		December 31, 2018
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	9	—	9	—
IPCA swap	68	97	7	84
Eurobonds swap	—	—	—	4
Pre-dollar swap	18	—	19	1
	95	97	35	89
Commodities price risk
Nickel	29	16	2	—
Bunker oil	—	2	1	—
	29	18	3	—

Options - MBR	—	282	—	295
Others	1	28	1	8
	1	310	1	303
Total	125	425	39	392

	Liabilities
	September 30, 2019		December 31, 2018
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	187	113	383	98
IPCA swap	15	45	35	47
Eurobonds swap	6	43	5	—
Pre-dollar swap	13	51	10	18
	221	252	433	163
Commodities price risk
Nickel	38	12	8	2
Bunker oil	—	—	29	—
	38	12	37	2

Options - MBR	—	18	—	16
Conversion options - VLI	—	100	—	162
Others	1	1	—	1
	1	119	—	179
Total	260	383	470	344

b)   Effects of derivatives on the income statement and cash flow

	Gain (loss) recognized in the income statement
	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(105)	(67)	(94)	(264)
IPCA swap	47	(5)	75	(50)
Eurobonds swap	(32)	1	(53)	(7)
Pre-dollar swap	(25)	(9)	(27)	(42)
	(115)	(80)	(99)	(363)
Commodities price risk
Nickel	37	(20)	53	(10)
Bunker oil	—	(9)	30	57
	37	(29)	83	47

Options - MBR	(30)	13	8	63
Conversion options - VLI	11	5	52	35
Others	23	(14)	41	(103)
	4	4	101	(5)

Total	(74)	(105)	85	(321)

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Financial settlement inflows (outflows)
	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(149)	(42)	(255)	(104)
IPCA swap	—	—	(28)	7
Eurobonds swap	—	—	(5)	(4)
Pre-dollar swap	(3)	(3)	11	13
	(152)	(45)	(277)	(88)
Commodities price risk
Nickel	44	(2)	48	20
Bunker oil	—	25	—	33
	44	23	48	53

Others	20	—	20	—

Total	(88)	(22)	(209)	(35)

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	September 2029
Nickel	December 2020
Brent	December 2019
Others	December 2027

c) Hedge in foreign operations

In January 2017, the Company implemented hedge accounting for the foreign currency risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale International Holding GmbH. Under the hedge accounting program, the Company’s debt denominated in U.S. dollars and Euros serves as a hedge instrument for these investments. With the program, the impact of exchange rate variations on debt denominated in U.S. dollars and Euros has been partially recorded in other comprehensive income in the “Cumulative translation adjustments”. As at September 30, 2019, the carrying value of the debts designated as instrument hedge of these investments are US$2,468 and EUR750.

	Consolidated
	Loss recognized in the other comprehensive income
	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Hedge in foreign operation, net of tax	(154)	(81)	(130)	(646)

21.       Provisions

	Current liabilities		Non-current liabilities
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Payroll, related charges and other remunerations (i)	744	1,046	—	—
Onerous contracts	37	60	647	642
Environmental obligations	95	100	211	202
Asset retirement obligations	62	85	3,585	3,030
Provisions for litigation (note 22)	—	—	1,424	1,357
Employee postretirement obligations (note 23)	81	72	2,176	1,864
Provisions	1,019	1,363	8,043	7,095

(i) Change mainly due to payment of profit sharing program.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

22.       Litigations

a)   Provision for litigations

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigations are as follows:

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2018	691	166	497	3	1,357
Additions and reversals, net (i)	15	166	87	6	274
Payments	(20)	(37)	(101)	—	(158)
Indexation and interest	4	32	13	1	50
Translation adjustment	(38)	(24)	(35)	(2)	(99)
Balance at September 30, 2019	652	303	461	8	1,424

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2017	750	131	582	10	1,473
Additions and reversals, net	14	18	93	(4)	121
Payments	(7)	(17)	(78)	(2)	(104)
Additions - discontinued operations	21	1	16	—	38
Indexation and interest	18	15	(5)	(1)	27
Translation adjustment	(126)	(30)	(103)	—	(259)
Balance at September 30, 2018	670	118	505	3	1,296

(i) Includes the change in the expected outcome of probable loss of the civil lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo, for the nine-month period ended September 30, 2019.

b)   Contingent liabilities

Contingent liabilities of administrative and judicial claims, with expectation of loss classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal advice are as follows:

	September 30, 2019	December 31, 2018
Tax litigations	6,928	8,641
Civil litigations	1,615	1,957
Labor litigations	1,015	1,475
Environmental litigations	1,105	1,051
Total	10,663	13,124

i - Tax litigations - The most relevant contingent tax liabilities are associated with proceedings related to the (i) collection of IRPJ and CSLL, (ii) challenges of PIS and COFINS tax credits, (iii) assessments related to mining royalties (CFEM), and (iv) collection of ICMS, in particular related to credits we claimed in connection with the sale and transmission of electricity; collection of ICMS in connection with goods that enter into the State of Pará and collection of ICMS and penalties in connection with the transportation of iron ore by Vale itself. The changes over the period is mainly due to the new tax proceedings related to ICMS, the termination of the IRPJ, CSLL, ICMS and COFINS proceedings, the changes in the amount involved in the IRRF, CFEM and FAP cases as well as the imposition of the accrued interest and monetary updated on the amounts in dispute.

ii - Civil litigations - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims related to contractual disputes regarding inflation index.

iii - Labor litigations - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on profits.

iv - Environmental litigations - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)   Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required, by law, to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	September 30, 2019	December 31, 2018
Tax litigations	994	1,069
Civil litigations	97	60
Labor litigations	490	555
Environmental litigations	37	32
Brumadinho event	1,426	—
Total	3,044	1,716

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.5 billion (R$9.8 billion) in guarantees for its lawsuits, as an alternative to judicial deposits. For the Brumadinho event, the Company contracted guarantees in the amount of US$1.3 billion (R$5.6 billion) which were presented in court according agreement with Treasury Court of Minas Gerais and Public Prosecutor’s Office.

d) Contingencies related to Samarco accident

(i) Public civil claim filed by the Federal Government and others and Public civil claim filed by Federal Prosecution Office (“MPF”)

In 2016, the federal government, the Brazilian states of Espírito Santo and Minas Gerais and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, with an estimated value indicated by the plaintiffs of US$5.3 billion (R$20.2 billion). In the same year, MPF filed a public civil action against Samarco and its shareholders and presented several claims, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The action value indicated by MPF is US$40.5 billion (R$155 billion).

In June 2018, the parties entered into an agreement (“Term of Adjustment of Conduct”), which extinguishes (i) the public civil claim of US$5.3 billion (R$20.2 billion) filed by the Federal Government and others; and (ii) part of the claims included in the public civil claim of US$40.5 billion (R$155 billion) filed by MPF.

In September 2019, the Court approved the list of entities selected by the community to provide it with technical assistance to assure its participation on the debates regarding the measures to be adopted for mitigate the impacts, accordingly to the referred agreement.

(ii) United States class action lawsuits

In March 2017, holders of bonds issued by Samarco Mineração S.A., filed a class action suit in the Federal Court in New York against Samarco Mineração S.A., Vale S.A., BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. under U.S. federal securities laws. The plaintiffs allege that Vale S.A. made false and misleading statements or not made disclosures concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures.

In June 2019, the Court issued a decision and order dismissing with prejudice the putative federal securities class action. Such decision is appealable and plaintiff’s legal deadline is still ongoing.  Based on the assessment of the Company´s legal consultants, the defendants would have better arguments for a defense in case an appeal is filed by plaintiffs.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(iii) Criminal lawsuit

In 2016, the MPF brought a criminal lawsuit against Samarco and its shareholders, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for the consequences related to Fundão dam failure. Currently, the progress of the criminal action is paralyzed due to the judgment of Habeas Corpus, with no decision.

On April 23, 2019, the Federal Court from the 1st Region (“TRF1”) issued an Habeas Corpus writ and granted it to dismiss the criminal charges of homicide and physical injuries committed by oblique intent held against one of the defendants on the criminal action. At the same opportunity, the Court extended the writ’s issuance to all other defendants on the case as the criminal information does not describe the crimes of homicide and physical injury, but the crime of flooding qualified by the result of death and physical injury as a consequence of the Fundão dam’s failure. Therefore, the Court dismissed the homicide and physical injuries charges held against all defendants.

After acknowledging the Court’s decisions, the Ponte Nova Court changed the process, withdrawing the case from the grand jury and putting it in the ordinary processing. In the same opportunity, the judge ruled to determine the parties to manifest themselves about this process alteration and, after the Federal Prosecution and the defenses presented their petitions, the criminal action currently awaits a new ruling. According to the due process of law, this new ruling will necessarily analyze the hypothesis of summary acquittal.

(iv) Tax proceedings

In 2018, the Office of the Attorney General for the National Treasury (PGFN) requested for a judicial order to secure the payment of alleged federal tax and social security debts regarding a Samarco. In May 2019, a favorable decision was issued dismissing the claim without prejudice, due to lack of procedural interest. The PGFN filed an appeal to the Local Court. The Company is waiting for the Court ruling.

e) Contingent Assets

(i) Compulsory loan

In 1999, the Company filed an ordinary suit in order to obtain the refund of the monetary adjustment and interests due over the compulsory loans paid in the period within 1977 and 1993. The Company has obtained a favorable unappealable decision, which partially recognized its right to be refunded about the difference of the monetary adjustment and interests due over the compulsory loans related to the third convertible bonds issued by Eletrobrás in the period within 1987 and 1993. The pleadings of the Company regarding the first and second convertible bonds (1978 to 1986) were refused by the Court. In 2015, the Company requested for the execution of the judgement in the amount of US$126 (R$524 million). A judicial decision determining the total amount to be refunded to the Company is still pending, then the related asset has not been accounted in Vale’s financial statements yet.

(ii) ICMS included in PIS and COFINS tax base

Vale had been litigating this issue of ICMS included in PIS and COFINS tax base in two judicial proceedings, related to taxable events after December 2001.  In one of the proceedings, the company obtained a definitive favorable decision (res judicata). The current decision fixed on the second proceeding is also favorable to the company, but this proceeding did not reach the res judicata. Vale is waiting for the final decision on the leading case before the Supreme Court to measure the tax arising from both proceedings. The company did not record this asset in its financial statement.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(iii) Arbitral award related to Simandou

In 2010, Vale acquired a 51% stake in VBG - Vale BSGR Limited (“VBG”) (formerly BSG Resources (Guinea) Limited), which had iron ore concession rights in Simandou South (“Zogota”) and iron ore exploration permits over the areas known as Simandou Blocks 1 & 2 in Guinea. In 2014, the Republic of Guinea revoked those rights after a finding that BSGR had obtained them through bribery of Guinean government officials. The Republic of Guinea did not make any finding of any involvement or responsibility on Vale’s part.

Vale commenced arbitration proceedings against BSG Resources Limited (“BSGR”) in April 2014, and in April 2019, the arbitral tribunal in London ruled in Vale’s favor and ordered BSGR to pay to Vale the amount of US$1.2 billion plus costs and interest (with interest and costs, the award exceeds US$2.0 billion).  The arbitral tribunal ruled that BSGR had defrauded Vale by inducing Vale to enter into the joint venture. On September 20, 2019, the English High Court ruled that Vale can proceed with enforcement of its US$2.0 billion arbitration award.

BSGR went into administration in March 2018, and Vale has commenced legal proceedings against BSGR before courts in London, England and in the United States District Court for the Southern District of New York to enforce the arbitral award against BSGR.

BSGR has also commenced proceedings in London challenging the enforcement of the award and has applied to the United States Bankruptcy Court to have its administration recognized in the United States.  Vale intends to pursue the enforcement of the award and collection of the amounts due by all legally available means, but since there can be no assurance as to the timing and amount of any collections, the asset was not recognized in its financial statements.

(iv) Canadian Tax Litigation Matter

Vale Canada Limited (“VCL”) is in settlement discussions with the Department of Justice and Canada Revenue Agency regarding a tax litigation matter, related to the appropriate tax treatment of certain receipts received, and expenditures incurred, by VCL, in respect of some merge and acquisition transactions in 2006. If settlement discussions are successful, it will give rise to an income tax refund of approximately US$160 (CAD211 million), plus estimated interest refund, otherwise the court trial is set to December 2019.  The Company has not recognized this asset in its financial statements.

23.                    Employee postretirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	September 30, 2019			December 31, 2018
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,138)	(4,416)	(1,444)	(3,577)	(3,929)	(1,280)
Fair value of assets	5,015	3,604	—	4,737	3,273	—
Effect of the asset ceiling	(1,877)	—	—	(1,160)	—	—
Liabilities	—	(812)	(1,444)	—	(656)	(1,280)

Current liabilities	—	(8)	(73)	—	(20)	(52)
Non-current liabilities	—	(804)	(1,372)	—	(636)	(1,228)
Liabilities	—	(812)	(1,445)	—	(656)	(1,280)

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

24.                    Stockholders’ equity

a)   Share capital

As at September 30, 2019, the share capital was US$61,614 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	September 30, 2019
Stockholders	ON	PNE	Total
Litel Participações S.A. and Litela Participações S.A.	980,605,889	—	980,605,889
BNDES Participações S.A.	323,496,276	—	323,496,276
Bradespar S.A.	293,907,266	—	293,907,266
Mitsui & Co., Ltd	286,347,055	—	286,347,055
Foreign investors - ADRs	1,162,282,011	—	1,162,282,011
Foreign institutional investors in local market	1,174,433,557	—	1,174,433,557
FMP - FGTS	50,044,298	—	50,044,298
PIBB - Fund	2,725,069	—	2,725,069
Institutional investors	507,888,198	—	507,888,198
Retail investors in Brazil	346,552,838	—	346,552,838
Brazilian Government (Golden Share)	—	12	12
Shares outstanding	5,128,282,457	12	5,128,282,469
Shares in treasury	156,192,313	—	156,192,313
Total issued shares	5,284,474,770	12	5,284,474,782

Share capital per class of shares (in millions)	61,614	—	61,614

Total authorized shares	7,000,000,000	—	7,000,000,000

b) Shares in treasury

The Company used 2,024,059 of its treasury shares to pay the Matching program of its eligible executives, except for those whose variable remuneration was suspended as described in note 3, in the amount of US$22. It was recognized as “assignment and transfer of shares”.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

25.       Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Information about related party transactions and effects on the financial statements is set out below:

a)         Transactions with related parties

	Three-month period ended September 30,
	2019				2018
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	124	77	52	253	83	74	61	218
Cost and operating expenses	(464)	(12)	—	(476)	(602)	(6)	—	(608)
Financial result	54	(1)	(35)	18	22	—	(39)	(17)

	Nine-month period ended September 30,
	2019				2018
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	284	213	142	639	259	229	162	650
Cost and operating expenses	(1,360)	(27)	—	(1,387)	(1,610)	(31)	—	(1,641)
Financial result	44	(1)	(66)	(23)	124	—	(188)	(64)

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the leases of the pelletizing plants.

b)   Outstanding balances with related parties

	September 30, 2019				December 31, 2018
	Joint Ventures	Associates	Major stockholders (i)	Total	Joint Ventures	Associates	Major stockholders (i)	Total
Assets
Cash and cash equivalents	—	—	1,173	1,173	—	—	1,256	1,256
Accounts receivable	97	18	5	120	110	42	3	155
Dividends receivable	94	9	—	103	132	—	—	132
Loans	1,888	—	—	1,888	1,976	—	—	1,976
Derivatives financial instruments	—	—	322	322	—	—	297	297
Other assets	73	—	—	73	25	—	—	25

Liabilities
Supplier and contractors	626	29	7	662	221	21	24	266
Loans	—	1,369	2,203	3,572	—	1,325	2,650	3,975
Derivatives financial instruments	—	—	101	101	—	—	112	112
Other liabilities	340	30	—	370	769	—	—	769

(i) Refers to regular financial instruments with large financial institutions of which the stockholders are part of the controlling “shareholders’ agreement”.

Loans

In March 2018, Nacala BV, a joint venture between Vale and Mitsui on the Nacala’s logistic corridor, closed the project financing and repaid a portion of the shareholders loans from Vale, in the amount of US$2,572. The outstanding receivable of US1,888 carries interest at 7.44% p.a.

The loan from associates mainly relates to the loan from Pangea Emirates Ltd, part of the group of shareholders which owns 15% interest on Vale Moçambique which carries interest at 6.54% p.a.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

26.       Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

The following tables detail the derivatives positions for Vale and its controlled companies as of September 30, 2019, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Protection programs for the R$ denominated debt instruments

To reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2019		December 31, 2018		Index	Average rate	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2019	2019	2020	2021+

CDI vs. US$ fixed rate swap							(62)	(46)	(19)	8	1	(33)	(30)
Receivable	R$	2,160	R$	1,581	CDI	100.62%
Payable	US$	569	US$	456	Fix	3.31%

TJLP vs. US$ fixed rate swap							(174)	(370)	(239)	10	(78)	(16)	(80)
Receivable	R$	2,808	R$	2,303	TJLP +	1.19%
Payable	US$	866	US$	994	Fix	2.16%

TJLP vs. US$ floating rate swap							(55)	(56)	(3)	1	(55)	—	—
Receivable	R$	164	R$	181	TJLP +	0.80%
Payable	US$	97	US$	107	Libor +	-1.25%

R$ fixed rate vs. US$ fixed rate swap							(46)	(8)	11	8	(3)	6	(49)
Receivable	R$	2,162	R$	1,078	Fix	6.29%
Payable	US$	605	US$	351	Fix	0.71%

IPCA vs. US$ fixed rate swap							7	(80)	(26)	12	2	1	4
Receivable	R$	2,875	R$	1,315	IPCA +	5.16%
Payable	US$	772	US$	434	Fix	4.01%

IPCA vs. CDI swap							98	89	6	2	—	54	44
Receivable	R$	1,625	R$	1,350	IPCA +	6.62%
Payable	R$	1,350	R$	1,350	CDI	98.58%

(ii) Protection program for EUR denominated debt instruments

To reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2019		December 31, 2018		Index	Average rate	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2019	2019	2020	2021+

EUR fixed rate vs. US$ fixed rate swap							(49)	(1)	(5)	5	—	(6)	(43)
Receivable		€500		€500	Fix	3.75%
Payable	US$	613	US$	613	Fix	4.29%

(iii) Protection for treasury volatility related to tender offer transaction

To reduce the volatility of the premium to be paid to investors for the tender offer transaction issued on September 2019, treasury lock transactions were implemented and already settled.

	Notional			Fair value		Financial Settlement Inflows (Outflows)	Fair value by year
Flow	September 30, 2019	December 31, 2018	Bought / Sold	September 30, 2019	December 31, 2018	September 30, 2019	2019

Forwards	—	—	B	—	—	16	—

b) Commodities derivative positions

(i)       Bunker Oil purchase cash flows protection program

To reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the Company’s cash flow volatility, bunker oil hedging transactions were implemented, through options contracts on bunker oil and on Brent Crude Oil for different portions of the exposure.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to the price of fuel oil used on ships. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to fuel oil price changes.

Bunker Oil Contracts

	Notional (ton)			Fair value		Financial settlement Inflows (Outflows)	Fair value by year
Flow	September 30, 2019	December 31, 2018	Bought / Sold	September 30, 2019	December 31, 2018	September 30, 2019	2019

Call options	—	2,100,000	B	—	1	3	—
Put options	—	2,100,000	S	—	(29)	—	—
Total				—	(28)	3	—

As at September 30, 2019, includes US$3 of transactions in which the financial settlement occurs subsequently of the closing month.

Brent Crude Oil Contracts

	Notional (bbl.)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/bbl.)	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2019	2019

Call options	6,286,500	—	B	79	—	—	—	1	—
Put options	6,286,500	—	S	43	—	—	—	—	—
Total					—	—	—	1	—

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(ii) Protection programs for base metals raw materials and products

Operational Hedging Programs

In the operational hedging program for nickel sales at fixed prices, derivatives transactions were implemented, usually through the purchase of nickel forwards, to convert into floating prices the contracts with clients that required a fixed price. During this quarter, the volumes were substantially unwound in accordance with our current strategy of reducing the cash flow exposure to nickel price fluctuations.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2019	2019

Fixed price sales protection
Nickel forwards	47	7,244	S	15,935	—	(10)	49	—	—

Raw material purchase protection
Nickel forwards	94	120	S	13,432	(1)	—	—	—	(1)
Copper forwards	30	81	S	5,964	—	—	—	—	—
Total					(1)	(10)	49	—	(1)

Nickel Revenue Hedging Program

To reduce the volatility of its future cash flows arising from changes in nickel prices, the company implemented a Nickel Revenue Hedging Program. Under this program, hedge operations were executed using option contracts to protect a portion of the company highly probable forecast sales at floating prices, thus establishing a cushion to guarantee prices above our Nickel Average Unit Cash Cost and investments for the hedged volumes. A hedge accounting treatment is given to this program.

The derivative transactions under the program are negotiated over-the-counter and the financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel prices changes.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2019	2019	2020+

Call options	87,854	—	S	18,681	(83)	—	(2)	15	(6)	(77)
Put options	87,854	—	B	15,677	81	—	—	12	3	78
Total					(2)	—	(2)	27	(3)	1

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Freight derivative positions

To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of Vale’s costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight prices changes.

The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

	Notional (days)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/day)	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2019	2019

Freight forwards	535	480	B	18,086	1	1	4	1	1

d) Wheaton Precious Metals Corp. warrants

The Company owns warrants issued by Wheaton Precious Metals Corp. (WPM), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants have payoff similar to that of an American call option and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

	Notional (quantity of warranties)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/share)	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2019	2023

Call options	10,000,000	10,000,000	B	44	16	8	—	2	16

e) Debentures convertible into shares of Valor da Logística Integrada (“VLI”)

The Company has debentures which lenders have the option to convert the outstanding debt into a specified quantity of VLI’s shares, owned by the Company. This option may be fully, or part exercised, upon payment to the Company of the strike price, considering the terms, conditions and other limitations existing in the agreement, at any time and at the discretion of the creditor, as of December 2017 until the maturity date of the debentures, December 2027.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2019	December 31, 2018	Bought / Sold	Average strike (R$/share)	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2019	2027

Conversion options	140,239	140,239	S	7,690	(51)	(59)	—	3	(51)

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Options related to Minerações Brasileiras Reunidas S.A. (“MBR”) shares

In 2015, the Company entered into an agreement to sell a stake of its interest in MBR and under the terms agreed, the Company has a call option in place giving right to buy back this non-controlling interest at any time until 2025 for a consideration calculated based on terms set under the agreement. Moreover, under certain restrict and contingent conditions, which are beyond both acquirer’s and seller’s control, the contract gives the acquirer the right to sell back its stake to the Company.

	Notional (quantity, in millions)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2019	December 31, 2018	Bought / Sold	Average strike (R$/share)	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2019	2019+

Options	2,139	2,139	B/S	1.5	264	279	—	13	264

g) Option related to SPCs Casa dos Ventos

The Company acquired in January 2019 a call option related to shares of the special purpose companies Ventos de São Bento Energias Renováveis, Ventos São Galvão Energias Renováveis and Ventos de Santo Eloy Energias Renováveis (SPCs Casa dos Ventos), which are part of the wind farm of Folha Larga Sul project, in Campo Formoso, Bahia, with commercial operation scheduled for the first half of 2020. This option was acquired in the context of the Company’s signing of electric power purchase and sale agreements with Casa dos Ventos, supplied by this wind farm.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2019	December 31, 2018	Bought / Sold	Average strike (R$/share)	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2019	2022

Call option	137,751,623	—	B	2.77	12	—	—	1	12

h) Embedded derivatives in contracts

In August 2014 the Company sold part of its stake in Valor da Logística Integrada (“VLI”) to an investment fund managed by Brookfield Asset Management (“Brookfield”). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield’s investment until August 2020. This clause is considered an embedded derivative, with payoff equivalent to that of a put option.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2019	December 31, 2018	Bought / Sold	Average strike (R$/share)	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2019	2019+

Put option	1,105,070,863	1,105,070,863	S	3.88	(49)	(103)	—	8	(49)

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2019	2019

Nickel forwards	1,220	3,763	S	15,709	(3)	2	—	0.7	(3)
Copper forwards	945	2,035	S	5,801	—	—	—	0.1	—
Total					(3)	2	—	0.8	(3)

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)					Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2019	2019	2020+

Call options	746,667	746,667	S	233	(2)	(1)	—	1	—	(2)

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

i)             Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

•  Probable: the probable scenario was defined as the fair value of the derivative instruments as at September 30, 2019

•  Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

•  Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

CDI vs. US$ fixed rate swap	R$depreciation	(62)	(207)	(353)
	US$interest rate inside Brazil decrease	(62)	(64)	(68)
	Brazilian interest rate increase	(62)	(61)	(61)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$depreciation	(174)	(345)	(517)
	US$interest rate inside Brazil decrease	(174)	(183)	(193)
	Brazilian interest rate increase	(174)	(195)	(214)
	TJLP interest rate decrease	(174)	(195)	(217)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

TJLP vs. US$ floating rate swap	R$depreciation	(55)	(79)	(104)
	US$interest rate inside Brazil decrease	(55)	(55)	(55)
	Brazilian interest rate increase	(55)	(55)	(55)
	TJLP interest rate decrease	(55)	(55)	(55)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$depreciation	(46)	(194)	(341)
	US$interest rate inside Brazil decrease	(46)	(52)	(57)
	Brazilian interest rate increase	(46)	(56)	(65)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$depreciation	7	(197)	(401)
	US$interest rate inside Brazil decrease	7	(7)	(22)
	Brazilian interest rate increase	7	(29)	(63)
	IPCA index decrease	7	(16)	(38)
Protected item: R$ denominated debt	R$depreciation	n.a.	—	—

IPCA vs. CDI swap	Brazilian interest rate increase	98	89	80
	IPCA index decrease	98	91	85
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(91)	(85)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(49)	(208)	(367)
	Euribor increase	(49)	(49)	(48)
	US$Libor decrease	(49)	(57)	(66)
Protected item: EUR denominated debt	EUR depreciation	n.a.	208	367

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Instrument’s main risk events	Probable	Scenario I	Scenario II

Bunker Oil protection
Options	Bunker Oil price decrease	—	(11)	(87)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	11	87

Maritime Freight protection
Forwards	Freight price decrease	1	(1)	(3)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	1	3

Nickel Revenue Hedging Program
Options	Nickel price increase	(2)	(272)	(606)
Protected item: Part of nickel future revenues	Nickel price increase	n.a.	272	606

Purchase protection program
Nickel forwards	Nickel price increase	—	(1)	(1)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	1	1

Copper forwards	Copper price increase	—	—	—
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	—	0.1

Wheaton Precious Metals Corp. warrants	WPM stock price decrease	16	4	—

Conversion options - VLI	VLI stock value increase	(51)	(84)	(132)

Options - MBR	Iron ore price decrease	264	235	213

Option - SPCs Casa dos Ventos	SPCs Casa dos Ventos stock value decrease	12	4	—

Instrument	Main risks	Probable	Scenario I	Scenario II

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(2)	(8)	(5)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	—	(1)	(3)
Embedded derivatives - Gas purchase	Pellet price increase	(1)	(4)	(8)
Embedded derivatives - Guaranteed minimum return (VLI)	VLI stock value decrease	(50)	(188)	(434)

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

j)             Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings published by agencies Moody’s and S&P regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions.

Long term ratings by counterparty	Moody’s	S&P
Agricultural Bank of China	A1	A
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco ABC	Ba3	BB-
Banco Bradesco	Ba3	BB-
Banco do Brasil	Ba3	BB-
Banco do Nordeste	Ba3	BB-
Banco Safra	Ba3	BB-
Banco Santander	A2	A
Banco Votorantim	Ba3	BB-
Bank of America	A2	A-
Bank of China	A1	A
Bank of Mandiri	Baa2	BBB-
Bank of Montreal	Aa2	A+
Bank of Nova Scotia	A2	A+
Bank of Shanghai	Baa2	—
Bank of Tokyo Mitsubishi UFJ	A1	A-
Bank Rakyat	Baa2	BBB-
Banpará	—	BB-
Barclays	Baa3	BBB
BBVA Banco Bilbao Vizcaya Argentaria	A3	A-
BNP Paribas	Aa3	A+
BTG Pactual	Ba3	BB-
Caixa Econômica Federal	Ba3	BB-
Calyon	A1	A+
Canadian Imperial Bank	Aa2	A+
China Construction Bank	A1	A
CIMB Bank	Baa1	A-
Citigroup	A3	BBB+

Long term ratings by counterparty	Moody’s	S&P
Credit Suisse	Baa2	BBB+
Deutsche Bank	A3	BBB+
Goldman Sachs	A3	BBB+
HSBC	A2	A
Industrial and Commercial Bank of China	A1	A
Intesa Sanpaolo Spa	Baa1	BBB
Itaú Unibanco	Ba3	BB-
JP Morgan Chase & Co	A2	A-
Macquarie Group Ltd	A3	BBB
Mega Int. Commercial Bank	A1	A
Millenium BIM	A1	A-
Mitsui & Co	A1	A-
Mizuho Financial	A1	A-
Morgan Stanley	A3	BBB+
Muscat Bank	Ba2	BB
National Australia Bank	Aa3	AA-
National Bank of Canada	Aa3	A
National Bank of Oman	Ba2	—
Natixis	A1	A+
Rabobank	Aa3	A+
Royal Bank of Canada	Aa2	AA-
Societe Generale	A1	A
Standard Bank Group	Ba1	—
Standard Chartered	A2	BBB+
Sumitomo Mitsui Financial	A1	A-
Toronto Dominion Bank	Aa3	AA-
UBS	Aa3	A-
Unicredit	Baa1	BBB

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

k)            Market curves

The curves used on the pricing of derivatives instruments were developed based on data from B3, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i)  Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	17,219	MAR20	16,981	SEP20	16,952
OCT19	17,155	APR20	16,969	SEP21	17,008
NOV19	17,091	MAY20	16,966	SEP22	17,080
DEC19	17,054	JUN20	16,961	SEP23	17,229
JAN20	17,029	JUL20	16,956
FEB20	17,009	AUG20	16,953

Copper

Maturity	Price (US$/lb.)	Maturity	Price (US$/lb.)	Maturity	Price (US$/lb.)
SPOT	2.58	MAR20	2.60	SEP20	2.61
OCT19	2.59	APR20	2.60	SEP21	2.63
NOV19	2.59	MAY20	2.60	SEP22	2.66
DEC19	2.60	JUN20	2.61	SEP23	2.68
JAN20	2.60	JUL20	2.61
FEB20	2.60	AUG20	2.61

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	351	MAR20	224	SEP20	240
OCT19	317	APR20	226	SEP21	202
NOV19	256	MAY20	229	SEP22	153
DEC19	227	JUN20	232	SEP23	116
JAN20	221	JUL20	234
FEB20	221	AUG20	237

Brent Crude

Maturity	Price (US$/bbl.)	Maturity	Price (US$/bbl.)	Maturity	Price (US$/bbl.)
SPOT	61	MAR20	57	SEP20	56
OCT19	59	APR20	57	SEP21	53
NOV19	58	MAY20	57	SEP22	50
DEC19	58	JUN20	57	SEP23	47
JAN20	58	JUL20	56
FEB20	57	AUG20	56

Maritime Freight (Capesize 5TC)

Maturity	Price (US$/day)	Maturity	Price (US$/day)	Maturity	Price (US$/day)
SPOT	24,402	MAR20	13,943	SEP20	17,225
OCT19	23,308	APR20	13,867	Cal 2020	16,389
NOV19	24,350	MAY20	13,867	Cal 2021	13,654
DEC19	24,246	JUN20	13,867	Cal 2022	13,692
JAN20	18,467	JUL20	17,225
FEB20	16,304	AUG20	17,225

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(ii)  Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/01/19	3.08	09/01/20	2.45	01/02/23	2.32
12/02/19	2.85	10/01/20	2.43	04/03/23	2.33
01/02/20	2.86	01/04/21	2.41	07/03/23	2.34
02/03/20	2.78	04/01/21	2.40	10/02/23	2.38
03/02/20	2.71	07/01/21	2.36	01/02/24	2.39
04/01/20	2.64	10/01/21	2.36	04/01/24	2.43
05/04/20	2.61	01/03/22	2.32	07/01/24	2.49
06/01/20	2.57	04/01/22	2.33	01/02/25	2.55
07/01/20	2.52	07/01/22	2.32	07/01/25	2.59
08/03/20	2.48	10/03/22	2.34	01/02/26	2.67

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	2.02	6M	1.92	11M	1.84
2M	2.06	7M	1.89	12M	1.83
3M	2.08	8M	1.88	2Y	1.65
4M	2.00	9M	1.86	3Y	1.58
5M	1.95	10M	1.85	4Y	1.55

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/01/19	5.95	09/01/20	5.95	01/02/23	5.95
12/02/19	5.95	10/01/20	5.95	04/03/23	5.95
01/02/20	5.95	01/04/21	5.95	07/03/23	5.95
02/03/20	5.95	04/01/21	5.95	10/02/23	5.95
03/02/20	5.95	07/01/21	5.95	01/02/24	5.95
04/01/20	5.95	10/01/21	5.95	04/01/24	5.95
05/04/20	5.95	01/03/22	5.95	07/01/24	5.95
06/01/20	5.95	04/01/22	5.95	01/02/25	5.95
07/01/20	5.95	07/01/22	5.95	07/01/25	5.95
08/03/20	5.95	10/03/22	5.95	01/02/26	5.95

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/01/19	5.39	09/01/20	4.83	01/02/23	6.05
12/02/19	5.18	10/01/20	4.85	04/03/23	6.14
01/02/20	5.06	01/04/21	4.95	07/03/23	6.25
02/03/20	4.95	04/01/21	5.09	10/02/23	6.36
03/02/20	4.90	07/01/21	5.25	01/02/24	6.43
04/01/20	4.86	10/01/21	5.42	04/01/24	6.49
05/04/20	4.85	01/03/22	5.55	07/01/24	6.55
06/01/20	4.84	04/01/22	5.69	01/02/25	6.67
07/01/20	4.82	07/01/22	5.80	07/01/25	6.76
08/03/20	4.82	10/03/22	5.95	01/02/26	6.84

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/01/19	3.94	09/01/20	3.39	01/02/23	3.83
12/02/19	3.74	10/01/20	3.41	04/03/23	3.84
01/02/20	3.62	01/04/21	3.54	07/03/23	3.86
02/03/20	3.51	04/01/21	3.70	10/02/23	3.90
03/02/20	3.46	07/01/21	3.73	01/02/24	3.90
04/01/20	3.43	10/01/21	3.79	04/01/24	3.91
05/04/20	3.41	01/03/22	3.78	07/01/24	3.90
06/01/20	3.40	04/01/22	3.80	01/02/25	3.92
07/01/20	3.39	07/01/22	3.79	07/01/25	3.93
08/03/20	3.38	10/03/22	3.83	01/02/26	3.93

Selected Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	(0.50)	6M	(0.43)	11M	(0.43)
2M	(0.45)	7M	(0.43)	12M	(0.42)
3M	(0.44)	8M	(0.43)	2Y	(0.45)
4M	(0.44)	9M	(0.43)	3Y	(0.45)
5M	(0.43)	10M	(0.43)	4Y	(0.43)

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.95	6M	2.00	11M	1.07
2M	1.96	7M	1.71	12M	0.97
3M	1.97	8M	1.50	2Y	1.88
4M	1.99	9M	1.32	3Y	1.84
5M	2.01	10M	1.18	4Y	1.80

Currencies - Ending rates

CAD/US$	0.7550	US$/BRL	4.1644	EUR/US$	1.0889

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 24, 2019		Director of Investor Relations